[redacted]

08004546

FraserPapers

FILE No. 82-34837

August 11, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. News Release dated June 25, 2008 as to the company securing financing for facility upgrades in New Brunswick;
2. Form 51-102F3 – Material Change Report;
3. News Release dated July 31, 2008 as to second quarter 2008 financial results;
4. Management's Discussion and Analysis for the second quarter ended June 28, 2008;
5. Interim consolidated financial statements for the second quarter ended June 28, 2008;
6. Form 52-109F1 – Certification of Interim Filings (Chief Financial Officer);
7. Form 52-109F1 – Certification of Interim Filings (Chief Executive Officer);
8. Confirmation of Mailing dated August 8, 2008; and
9. Interim Report to Shareholders for the Six Months Ended June 28, 2008.

If the Commission has any questions with respect to this letter or its enclosures, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by:
Marina Mueller
Assistant Corporate Secretary

PROCESSED
AUG 29 2008
THOMSON REUTERS

Enclosures

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

SEC Mail Processing Section

AUG 19 2008

Washington, DC
110

Fraser Papers Secures Financing for Facility Upgrades in New Brunswick

Toronto, ON (June 25, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) is pleased to announce that the Government of New Brunswick will provide a $40 million secured loan to the Company to support the upgrade of its facilities in the province. New Brunswick Premier Shawn Graham made the announcement today with other government and Company officials.

The $40 million, fixed rate term-loan is for a period of up to six and a half years and will be secured by a first charge on the Company's fixed assets in New Brunswick. Proceeds will be used to complete projects that improve energy efficiency, increase throughput, upgrade technology and enhance environmental performance at the Company's New Brunswick operations.

"Our government is pleased to support Fraser Papers as it undertakes upgrades to its operations," said Graham. "We recognize how important it is for the long-term viability of companies to invest in their operations. We are pleased to support them as they upgrade technology and implement efficiencies that help them to be more competitive in an increasingly competitive world market. Strategic partnerships such as this one will help New Brunswick achieve self-sufficiency by 2026."

The Premier was joined at today's news conference in Edmundston by Peter Gordon, President and CEO of Fraser Papers, Minister of Business New Brunswick Greg Byrne, Natural Resources Minister Donald Arsenault and Edmundston Mayor Jacques Martin.

"In the midst of a very challenging environment, we are investing in the Company to compete effectively over the long term," said Gordon. "The $40 million financing announced today, combined with our recent $60 million equity offering, provides the resources to pursue our business plans. To have this level of tangible support from our key stakeholders is somewhat unique in our industry today. The Government is well informed of the challenges facing the industry and is clearly prepared to act quickly to support well-defined solutions."

"Fraser Papers has a 100 year history of doing business in New Brunswick and has continued to show a strong commitment to the forest industry in the province," said Byrne. "Like most companies in the sector, they are currently experiencing challenges from higher input costs for fibre and energy and a strong Canadian dollar at a time when they are also executing a substantial operational turn-around of their business. We support their business plan and the investment being announced today is designed to provide the necessary financial resources required to execute those initiatives."

Fraser Papers employs 820 people in New Brunswick. Operations include a 740 ton-per-day sulphite pulp mill, a 350 ton-per-day groundwood mill and a 38 megawatt biomass cogeneration facility in Edmundston; and two sawmills located in Plaster Rock and Juniper.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President and Chief Executive Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to potential benefits as a result of upgrades to the Company's facilities in New Brunswick. The words "will", "provide" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause the actual results of the upgrades to differ materially from those set forth in the forward-looking statements include: general economic conditions; unforeseen issues with respect to the delivery, installation or performance of technology and equipment; production, sales and marketing performance; mergers between and market position of the Company's competitors; supply and demand for the Company's products; price increases or reductions for any products the Company sells; increases in costs of production; the availability of wood fibre; and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, ON M5J 2T3

2. Date of Material Change

June 25, 2008

3. News Release

On June 25, 2008, Fraser Papers Inc. issued a news release through Marketwire. A copy of this news release is attached as Schedule "A".

4. Summary of Material Change

Fraser Papers Inc. announced that the Government of New Brunswick will provide a $40 million secured loan to the Company to support the upgrade of its facilities in the province.

5. Full Description of Material Change

Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced that the Government of New Brunswick will provide a $40 million secured loan to the Company to support the upgrade of its facilities in the province.

The $40 million, fixed rate term-loan is for a period of up to six and a half years and will be secured by a first charge on the Company's fixed assets in New Brunswick. Proceeds will be used to complete projects that improve energy efficiency, increase throughput, upgrade technology and enhance environmental performance at the Company's New Brunswick operations.

Fraser Papers employs 820 people in New Brunswick. Operations include a 740 ton-per-day sulphite pulp mill, a 350 ton-per-day groundwood mill and a 38 megawatt biomass cogeneration facility in Edmundston; and two sawmills located in Plaster Rock and Juniper.

6. Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8605

9. Date of Report

June 26, 2008

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

Fraser Papers Secures Financing for Facility Upgrades in New Brunswick

Toronto, ON (June 25, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) is pleased to announce that the Government of New Brunswick will provide a $40 million secured loan to the Company to support the upgrade of its facilities in the province. New Brunswick Premier Shawn Graham made the announcement today with other government and Company officials.

The $40 million, fixed rate term-loan is for a period of up to six and a half years and will be secured by a first charge on the Company's fixed assets in New Brunswick. Proceeds will be used to complete projects that improve energy efficiency, increase throughput, upgrade technology and enhance environmental performance at the Company's New Brunswick operations.

"Our government is pleased to support Fraser Papers as it undertakes upgrades to its operations," said Graham. "We recognize how important it is for the long-term viability of companies to invest in their operations. We are pleased to support them as they upgrade technology and implement efficiencies that help them to be more competitive in an increasingly competitive world market. Strategic partnerships such as this one will help New Brunswick achieve self-sufficiency by 2026."

The Premier was joined at today's news conference in Edmundston by Peter Gordon, President and CEO of Fraser Papers, Minister of Business New Brunswick Greg Byrne, Natural Resources Minister Donald Arsenault and Edmundston Mayor Jacques Martin.

"In the midst of a very challenging environment, we are investing in the Company to compete effectively over the long term," said Gordon. "The $40 million financing announced today, combined with our recent $60 million equity offering, provides the resources to pursue our business plans. To have this level of tangible support from our key stakeholders is somewhat unique in our industry today. The Government is well informed of the challenges facing the industry and is clearly prepared to act quickly to support well-defined solutions."

"Fraser Papers has a 100 year history of doing business in New Brunswick and has continued to show a strong commitment to the forest industry in the province," said Byrne. "Like most companies in the sector, they are currently experiencing challenges from higher input costs for fibre and energy and a strong Canadian dollar at a time when they are also executing a substantial operational turn-around of their business. We support their business plan and the investment being announced today is designed to provide the necessary financial resources required to execute those initiatives."

Fraser Papers employs 820 people in New Brunswick. Operations include a 740 ton-per-day sulphite pulp mill, a 350 ton-per-day groundwood mill and a 38 megawatt biomass cogeneration facility in Edmundston; and two sawmills located in Plaster Rock and Juniper.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

FraserPapers

Contacts:

Peter Gordon
President and Chief Executive Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to potential benefits as a result of upgrades to the Company's facilities in New Brunswick. The words "will", "provide" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause the actual results of the upgrades to differ materially from those set forth in the forward-looking statements include: general economic conditions; unforeseen issues with respect to the delivery, installation or performance of technology and equipment; production, sales and marketing performance; mergers between and market position of the Company's competitors; supply and demand for the Company's products; price increases or reductions for any products the Company sells; increases in costs of production; the availability of wood fibre; and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

SEC Mail Processing Section

AUG 19 2008

Washington, DC 110

Fraser Papers Announces Second Quarter Financial Results

(All financial references are in U.S. dollars unless otherwise noted)

TORONTO, ON (July 31, 2008) – Fraser Papers Inc. (TSX:FPS) ("Fraser Papers" or the "Company") today reported financial results for the second quarter and six months ended June 28, 2008. The Company generated a net loss of $15.6 million or $0.31 per share in the second quarter. This marks an improvement from the net loss of $19.1 million or $0.44 per share in the first quarter. The improved results were generated despite a significant increase in energy and chemical costs compared to the first quarter. Improved selling prices for paper products, improved productivity and lower oil consumption more than offset higher oil and chemical prices.

For the six months ended June 28, 2008, net loss improved $12.8 million from the $47.5 million loss generated in 2007. 2007 results included restructuring charges related to the permanent closure of two paper machines at the Company's East Papers operations.

HIGHLIGHTS

- Realized higher net selling prices from sales of specialty papers. Mill net realizations improved by 6% compared to Q2 2007.
- Improved overall specialty paper shipments to 80% of total shipments compared to 76% in 2007, including a 52% increase in shipments of high-bright groundwood papers.
- Lowered average cash operating costs at the Company's pulp and paper operations despite sharply higher input costs, reflecting improved productivity and significant energy reduction efforts.
- Reduced annualized oil consumption by 29% as a result of previously announced energy initiatives across all operations.
- Expanded existing credit facility to $115 million and extended the maturity for three years until 2011, and arranged a CAD$40 million term loan facility to support the Company's future investment plans in the province of New Brunswick.
- Subsequent to the end of the quarter, approved a $17.5 million upgrade to the Plaster Rock lumbermill. The project will include the installation of a biomass boiler, new kilns and a modernization of the existing sawline.

FINANCIAL SUMMARY

	Three Months Ended		Six Months Ended	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**June 28, 2008**	June 30, 2007	**June 28, 2008**	June 30, 2007
EBITDA	**$ (6.2)**	$ (17.5)	**$ (18.1)**	$ (19.5)
Earnings/(loss)	**$ (15.6)**	$ (37.6)	**$ (34.7)**	$ (47.5)
Per share	**$ (0.31)**	$ (1.28)	**$ (0.74)**	$ (1.62)

"Our results reflect continuing input cost pressures that have more than offset the improvements we have been able to achieve in realized selling prices for our products," said Peter Gordon, President and CEO of Fraser Papers. "We have continued to focus on improving our operations, which has resulted in improved operating efficiency, reduced consumption of high cost fuel sources, higher throughput in our pulp and paper operations and reduced fixed costs. Our significant accomplishments in these areas and continued investment in our manufacturing base will position our operations to benefit when economic conditions stabilize."

RESULTS OF OPERATIONS

EBITDA in the second quarter of 2008 was a loss of $6.2 million, compared to an EBITDA loss of $11.9 million in the first quarter of 2008 as increased selling prices, improved productivity at the Company's paper operations and lower oil consumption were partly offset by increased costs for fibre, energy, chemicals and transportation.

EBITDA improved by $11.3 million compared to the second quarter of 2007, when the Company took downtime at its paper operations negatively impacting 2007 results by $10.0 million. Excluding the impact of downtime, EBITDA improved by $1.3 million. This improvement is significant in that the Company has implemented initiatives to increase selling prices, improve production and lower manufacturing costs which have more than offset $13 million in cost inflation resulting from higher fibre, energy and chemical costs and the negative impact of the stronger Canadian dollar. For the six months ended June 28, 2008, this cost inflation was $32 million compared to 2007.

MARKET UPDATE

During the second quarter of 2008, net sales realizations for the Company's paper products improved an average of $10 per ton over the first quarter of 2008 and $56 per ton over the second quarter of 2007. On a year-to-date basis, net price realizations are $40 per ton higher than 2007. During the second quarter, net pricing for specialty packaging, specialty printing and high-bright groundwood grades held steady. Since the fourth quarter of 2007, the Company has implemented price increases across most of its specialty product lines in response to unprecedented increases in input costs over the past number of years. Additional price increases have been communicated to customers for implementation in the last half of 2008. In addition to these announced price increases, the Company has implemented a freight policy to manage escalating transportation costs, including fuel surcharges.

During the second quarter of 2008, benchmark prices for uncoated freesheet papers improved 5%, supporting a $60 per ton increase for the Company's commodity freesheet grades. Commodity groundwood markets weakened during the quarter resulting in a $14 per ton reduction in net pricing compared to the first quarter.

Total paper shipments were marginally lower than the first quarter of 2008. Shipments of specialty printing and high-bright groundwood papers were seasonally higher due to the financial printing season and Fraser Papers' continued growth in servicing the lightweight, specialty publishing markets. Shipments of commodity papers were lower due to weaker commodity groundwood markets and a continued focus on specialty production. On a year-to-date basis, shipments were substantially unchanged from 2007 despite the permanent closure of two paper machines in the last half of 2007 and the temporary closure of two others. Shipments of commodity papers represented 20% of total shipments in 2008, down from 24% in 2007.

Shipments of northern bleached hardwood kraft pulp from the Company's pulp mill in Thurso, Quebec were comparable to the first quarter of 2008 and the second quarter of last year. On a year-to-date basis, shipments improved 4% over 2007 as the Company's pulp operations benefitted from improved production and strong demand. Pulp markets were strong in the quarter as reference prices increased 2% or $19 per tonne.

Lumber markets remained weak during the quarter. The U.S. housing market continues to suffer from high inventories, mortgage foreclosures and weak demand. The Company's lumber shipments are down 56% percent from the second quarter of 2007 and 49% on a year-to-date basis. During the quarter, the Company operated its Masardis, Maine lumbermill for 13 weeks, and its Plaster Rock, New Brunswick lumbermill for six weeks. The Company's mills in Juniper, New Brunswick and Ashland, Maine were down for the entire quarter. Shipments of 40 MMfbm in the quarter represent approximately 35% of capacity.

BUSINESS INITIATIVES

Market Focus and Competitive Advantage

Fraser Papers is responsive to its customers' needs. Innovation and product development are an important part of the Company's strategy. During 2008, the Company has launched packaging grades designed to replace plastic and foil applications as well as grease resistant bag, pouch and sandwich wrap applications targeted for the growing quick-serve restaurant market. In addition to its innovative designs for consumer packaging grades, the Company has recently developed grades targeted towards industrial applications. During the year the Company increased its shipments of high-bright groundwood papers by 52% over 2007 as it continues to advance its capabilities to manufacture these grades and develop leading brands targeted for lightweight specialty publishing markets.

Approximately 18% of the products manufactured in the first six months of 2008 were developed in the past 24 months indicating the Company's focus on innovation.

Margin Improvement and Cost Reduction

After permanently closing high cost paper capacity in 2007, Fraser Papers has focused its cost reduction efforts on improving throughput, reducing energy costs and securing low cost fibre. In addition, the Company has focused on optimizing its existing manufacturing platform.

The Company invested in its East Papers pulp operations in order to increase production of lower cost softwood pulp at the mill. While production at the pulp mill has exceeded design capacity on a sustained basis, fibre shortages and unscheduled downtime have precluded the mill from achieving its full potential. During the second quarter of 2008, the sulphite pulp operation lost nine days of production due to unscheduled outages. The Company will resolve the causes of these mechanical outages during scheduled maintenance downtime in the second half of the year.

Oil reduction initiatives are important, both from a cost perspective and due to the still evolving regulations which will eventually require companies to reduce their greenhouse gas emissions. In the second half of 2007, the Company permanently shut an oil fired boiler at its East Papers operations. In the first quarter of 2008, the Company installed a heat recovery system at its pulp mill in Thurso, Quebec. These initiatives will reduce the Company's annual oil consumption by 29% to approximately 500,000 barrels per year. The Company is looking at alternatives at all of its operations to further reduce its use of oil.

The Company's lumbermills have traditionally provided a strategic supply of woodchips to the Company's East Papers operations. However, record low lumber prices have made running the lumbermills uneconomic. Innovative woodchip procurement strategies, including on-site chipping and trading logs for chips, have allowed the Company to mitigate a portion of the operating losses at its lumbermills.

Recent machine closures have reduced the operating capacity of the Company's paper operations. Since June 2007, the Company has closed 140,000 tons of design capacity (of which 70,000 tons is permanent). Despite the temporary and permanent closures, paper production in the first six months of 2008 is only 4% below 2007. The Company has continued to optimize its manufacturing processes, compared to the first six months of 2007, through improving machine efficiencies, improving

production scheduling and speeding up paper machines. The Company believes that a more efficient operating platform will position the Company to benefit when current cost pressures ease.

The Company announced that its Board of Directors today approved the modernization of the Company's lumbermill located in Plaster Rock, New Brunswick. The modernization investment is expected to total $17.5 million and will include the installation of a biomass boiler to eliminate the operation's dependence on fossil fuels. In addition, new kilns will be installed and the lumbermill operations will be upgraded to improve throughput and recovery. The modernization will provide the lumbermill with the opportunity to operate during weak lumber markets and provide a secure supply of low cost woodchips to the Company's East Papers operations. Procurement activities will commence in the third quarter with full installation to be completed by the third quarter of 2009.

Financing

In April, the Company amended its revolving credit facility to extend the term and to increase maximum borrowings under the facility. Maximum borrowings under the facility are increased to $115.0 million and the term has been extended to April 2011.

In June 2008, the Company entered into a term loan facility to support its investment plans in the province of New Brunswick. Maximum borrowings under the facility are CAD$40 million. The facility can be drawn any time before the due date on December 31, 2014. Quarterly repayments are required under the facility commencing no later than March 2010.

OUTLOOK

While slowing economic activity in North America is impacting demand for certain paper products, continued capacity rationalization across the industry is resulting in a relatively balanced relationship between supply and demand. In addition to price increases achieved in the first half of 2008, the Company has informed its customers of price increases averaging 6% across most grades, to be implemented in the last half of the year. In addition, the Company has implemented a new freight policy to manage sharply rising transportation costs.

The specialty paper markets that Fraser Papers serves will continue to demand more cost effective, recyclable, environmentally friendly print and packaging alternatives. The Company continues to pursue growth in high-bright groundwood papers where its customers are seeking a high performing product at better value. Growth in packaging products is also an area of focus with opportunities in lightweight coated and uncoated grades.

The market for the Company's northern bleached hardwood kraft pulp produced at its Thurso pulp mill remains healthy. Global demand for hardwood kraft remains strong in Asia and Europe. Summer closures of paper machines in Europe are expected to slow demand seasonally. While no new capacity is anticipated in the near term, weaker global demand could contribute to softer markets.

Despite a modest improvement in lumber prices during the third quarter, housing starts remain well below their peak levels and meaningful demand improvement is not expected before next year. Significant home inventories in the U.S. are expected to keep new home building and demand for lumber at low levels. The Company will continue evaluating opportunities to secure low cost woodchips for its paper operations in weak lumber markets.

The Company has scheduled maintenance outages at its East Papers operations in the last half of the year. The sulphite pulp mill will be shut down for 14 days in late August and the cogeneration facility will be shut 14 days in September and October for a major overhaul. All paper machines will be shut for four days in August. The Company will also reduce paper production in certain grades to balance its pulp and steam demands during the outages. Total capital investments for the remainder of the year, including those related to the outages, are estimated at $15 million. In addition, EBITDA will be

negatively impacted by an estimated $9 million due to increased maintenance costs, machine downtime and increased fibre purchases during the pulp mill and cogeneration facility outages.

SECOND QUARTER CONFERENCE CALL

Fraser Papers' second quarter investor conference call can be accessed by teleconference on Friday, August 1, 2008 at 9:50 a.m. (Eastern Time) by dialing 866-507-1212 (toll free in Canada and the United States) or 416-695-7848 (International). A replay of the call will be available until August 15, 2008 and can be accessed by dialing 800-408-3053 (toll-free in Canada and United States) or 416-695-5800 (International), and quoting pass code 3265756. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

Fraser Papers is an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon	Glen McMillan
President and CEO	Senior Vice-President and CFO
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the Company's future investment in its operations, anticipated growth in target markets, strategic focus with respect to product development, manufacturing capabilities and sourcing economical inputs, expectations and estimations of future market conditions, including housing starts and home inventories, reduced oil consumption resulting from energy-reduction initiatives, resolution of mechanical issues, future regulatory requirements for emissions, components and total cost of lumbermill modernization, evolving criteria and demand for certain paper grades, and the expected impact of specific events on financial results in future quarters. The words "plan", "continue", "will", "when", "target", "grow", "develop", "approximate", "believe", "expect", "can", "impact", "pursue", "result", "seek", "remain", "could", "estimate" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance or achievements of the Company to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, currency exchange rates, supply, demand and pricing for any of the Company's products, increases in costs of production, sales and marketing performance, production or employment issues, consumer requirements and financial stability, competitors' performance, the U.S. housing industry, decisions by political or regulatory bodies in Canada or the U.S. and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

July 31, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended June 28, 2008, as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2007. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a controlling equity interest in the Company) and all of its subsidiaries. Brookfield owns approximately 70.5% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis.

All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our business strategy continues to be:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Providing **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, we will continue to look for opportunities to grow our specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Value-added Products

Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we focus on are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an

influential market share. Approximately 80% of our annual production is in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers.

To better serve our customers' needs, Fraser Papers has the technical capability to produce high quality printing papers as a freesheet or a groundwood product. This enables us to capture additional value from our product offerings and also increases the value that our customers receive by using Fraser Papers' products. In addition, Fraser Papers' technical support team is regularly in our customers' manufacturing locations helping our customers to lower the overall cost of their process using our paper and resolving issues unrelated to the paper we sell them.

We work closely with a number of packaging customers to assist them in areas such as improving converting efficiency with new packaging designs and increasing customer production rates to help the customer improve overall performance.

Innovation

Product development continues to be an important component of Fraser Papers' marketing initiatives. Our strategy is to focus on products that bring value from the service and technical features that differentiate us from our competition. We are developing new products in the label and food service markets as well as new technologies for use in our operations in areas of fibre development and refining.

During the second quarter, we developed eight new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We achieved our goal of continually developing new products as approximately 18% of the volume in the second quarter represents products that were developed in the past 24 months.

Improved Operating Performance

The manufacture of pulp and paper is a capital intensive business requiring significant investment in large machinery and equipment. It is imperative that these assets perform consistently at a high level in order to ensure the lowest possible cost position. To this end, we have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil costs, two projects focused on energy were fully implemented this year.

- An oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. Year to date 2008, oil consumption at East Papers was lower by 2.9 million gallons compared to 2007, reducing our oil consumption to 0.27 barrels per ton of paper produced and representing savings of $3.2 million.

- A heat recovery system was installed and commissioned at the end of the first quarter at the Thurso, Quebec pulp mill with an estimated annual savings of $1.8 million. During the second quarter, the system performed as planned and contributed to a 20% reduction in total oil consumption year to date at Thurso compared to 2007.

We continue to invest in our sulphite pulp mill in Edmundston, New Brunswick supporting our objective of reducing fibre costs by maximizing internal pulp production and displacing purchased pulp fibre. During the second quarter, the internal pulp production at Edmundston exceeded design levels, producing up to 749 tons per day on a sustained basis. However, raw material shortages, unexpected power outages, severe local flooding and other operational difficulties contributed to intermittent downtime resulting in only a 2% increase in the average daily production for the quarter compared to the first quarter of 2008.

PRE-TAX US$MILLIONS	2008 YTD Margin Improvements
Improved energy efficiency	$ 6.6
Sales mix	3.0
Production and sales volume	(1.2)
Improved fibre and material utilization	4.5
Chemical usage efficiencies	2.3
Labour and other cost reductions	5.8
Total	$ 21.0

Fraser Papers' margin improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant selling prices, exchange rates and commodity prices. Through focusing on things we can control, Fraser Papers' operating performance improved EBITDA by $21.0 million for the first six months of 2008, when compared to 2007. In addition, 2007 results were negatively impacted by $10.1 million primarily due to planned maintenance downtime at the East Papers pulp mill in Edmundston, New Brunswick.

Cost reduction improvements were derived primarily from improved energy usage, lower labour and benefit costs due to restructuring, improved chemical and fibre usage efficiencies. Sales and production volumes were negative compared to 2007 due to the closure of two paper machines in 2007, the indefinite closure of two paper machines at the Gorham, New Hampshire facility and the significant market-related downtime associated with the lumbermills. The four paper machines that were shut represented over 140,000 annual tons of design capacity (of which 70,000 tons is permanent). Despite the temporary and permanent closures, paper production in the first six months of 2008 is only 4% below 2007. We have continued to optimize our manufacturing processes, compared to the first six months of 2007, through improving machine efficiencies, improving production scheduling and speeding up the paper machines. We believe that a more efficient operating platform will position Fraser Papers to benefit when current cost pressures ease.

These initiatives served to only partially offset significant cost pressures from fibre, energy and chemical pricing and Canadian / U.S. foreign exchange, which totaled $41.5 million in the first six months of 2008 compared to the first six months of 2007.

PRE-TAX US$MILLIONS	2008 YTD Uncontrollable Pressures
Increased fibre pricing	$ (9.3)
Increased energy pricing	(10.1)
Increased chemical pricing	(3.9)
Canadian / U.S. foreign exchange	(18.2)
Total	$ (41.5)

Increased fibre pricing includes the impact of higher costs for logs, chips and purchased fibre. The negative impact of fibre pricing has been offset by improved revenue realizations in the pulp operations of $8.2 million.

Increased energy pricing includes the impact of higher costs for oil, biomass and electricity. The Company has invested capital to reduce our reliance on oil including the energy reduction projects at East Papers and Thurso. The Company recently approved a capital investment for a biomass boiler at the Plaster Rock, New Brunswick lumbermill to eliminate the use of oil. We continue to look at ways to reduce oil usage at our paper mill in Gorham, New Hampshire; however, significant capital investment will be required to eliminate reliance on oil.

Chemical pricing tends to trend with oil pricing since many chemical products are petroleum-based. Chemical companies have announced significant price increases for the third quarter of 2008. Fraser Papers is working with suppliers to manage the impact of the increases.

Approximately 50% of Fraser Papers' assets are located in Canada and sales are essentially 100% transacted in U.S. dollars. From time to time, the Company will enter into arrangements to fix the exchange rate on certain of its Canadian dollar-denominated cash flows. (see "Hedging Activities") The Canadian dollar exchange rate realized in the first six months of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.88 in 2007.

Recapitalization

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. During the first quarter of 2008, the Company issued 20,656,913 common shares under a rights offering for net proceeds of $59.7 million. The proceeds from the offering were used to repay outstanding debt, including $50.0 million which was due on January 31, 2008.

During the second quarter, the Company amended its revolving credit facility to increase the maximum borrowings under the facility to $115.0 million and extend the term of the facility through April, 2011. The increased borrowing capacity will provide the Company with the liquidity it needs to execute its 2008 business plan.

In addition, the Company secured a CAD$40 million term loan facility from the province of New Brunswick to support its capital investment plan in the province. (see "Liquidity and Capital Resources")

OVERVIEW

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. We continued our focus on operational improvement, implemented a number of energy efficiency initiatives and took downtime at our lumbermills in an effort to reduce costs. Despite these initiatives to improve the Company's performance, high fibre and energy costs, weak lumber markets and the strong Canadian dollar led to negative EBITDA in the quarter. Continued weak housing markets have depressed demand for lumber and other building products. Our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at only 40% of capacity and continue to generate negative results. Under current market conditions, many lumbermills in the Northeastern United States and Eastern Canada are shut, reducing the available supply of woodchips and putting upward pressure on the price of this key input.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and the lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

	Three months ended			Six months ended	
	Jun 28 2008	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Paper operations					
EBITDA[(1)(2)(3)] (US$millions)	**(4.0)**	(6.8)	(11.9)	**(10.8)**	(8.7)
Less: Impact of outages	**—**	—	(10.0)	**—**	(10.1)
Adjusted EBITDA[(2)]	**(4.0)**	(6.8)	(1.9)	**(10.8)**	1.4
Adjusted EBITDA Margin ($ per ton)	**(27)**	(45)	(13)	**(36)**	5
Adjusted Average Cash Cost[(1)] ($ per ton)	**983**	1,003	924	**993**	912
Pulp operations					
EBITDA[(1)] (US$millions)	**1.0**	(0.9)	0.2	**0.1**	1.8
EBITDA Margin ($ per tonne)	**17**	(15)	3	**1**	16
Average Cash Cost[(1)] ($ per tonne)	**591**	595	530	**593**	514
Lumber operations					
EBITDA[(1)] (US$millions)	**(3.2)**	(4.2)	(5.8)	**(7.4)**	(12.6)
EBITDA Margin ($ per Mfbm)	**(80)**	(98)	(64)	**(89)**	(78)
Average Cash Cost[(1)] ($ per Mfbm)	**284**	299	326	**292**	348

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages.
(3) Prior year's quarterly EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

Fraser Papers generated an EBITDA loss of $6.2 million in the second quarter of 2008.

Paper operations in the second quarter of 2008 generated an EBITDA loss of $4.0 million which was a $2.8 million improvement when compared to the first quarter of 2008. Improved productivity, paper pricing and energy usage for the quarter offset the impact of higher fibre, chemical and oil pricing.

For paper operations, the EBITDA in the second quarter of 2008 was a decline of $2.1 million compared to the second quarter of 2007 after adjusting for the planned 21 day maintenance outage in 2007. Paper pricing increased 6% over the second quarter of 2007, but was offset by increased cash costs due to rising purchased fibre and energy prices and the strength of the Canadian dollar, which have more than offset the benefit of the paper price increases.

Pulp operations in the second quarter of 2008 generated EBITDA of $1.0 million compared to negative EBITDA in the first quarter of $0.9 million. EBITDA improved by $1.9 million due to improved realized revenue of 5% and improved energy usage.

EBITDA from pulp operations in the second quarter of 2008 improved by $0.8 million over EBITDA in the second quarter of 2007 reflecting an increase in benchmark pricing of $118 per tonne partially offset by the effect of the strong Canadian dollar and energy pricing. The Canadian dollar increased from an effective rate of US$0.90 in the second quarter of 2007 to US$0.98 in the second quarter of 2008 (including the effect of cash flow hedging activities, see "Hedging Activities") while benchmark pricing for oil increased by 85% from $67 per barrel to $124 per barrel.

Lumber operations' EBITDA loss of $3.2 million improved by $1.0 million compared to the first quarter of 2008 as a result of a modest improvement in benchmark pricing. The lumber operations' EBITDA improved by $2.6 million compared to the second quarter of 2007. The lumber market continues to be poor due to weak demand and has deteriorated since the second quarter of 2007 with benchmark pricing down 9% or $28 per Mfbm; however, lumber operating costs have been reduced with the temporary closure of the New Brunswick and Ashland, Maine lumbermills.

SUMMARY OF QUARTERLY RESULTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2008			
2nd Quarter	**$ 180.3**	**$ (15.6)**	**$ (0.31)**
1st Quarter	180.7	(19.1)	(0.44)
2007			
4th Quarter(1)	186.3	(20.4)	(0.69)
3rd Quarter(1)	172.3	24.7	0.84
2nd Quarter(1)	181.7	(37.6)	(1.28)
1st Quarter(1)	174.4	(9.9)	(0.34)
2006			
4th Quarter	187.2	(11.0)	(0.40)
3rd Quarter	185.1	(6.1)	(0.21)

(1) Prior year quarters' EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

FINANCIAL RESULTS

Net sales for the second quarter of 2008 were $180.3 million, which were essentially flat compared to net sales of $180.7 million in the first quarter of 2008.

Loss for the second quarter of 2008 was $15.6 million compared to a loss of $19.1 million in the first quarter of 2008. This $3.5 million improvement was a result of improved paper and pulp pricing and improved energy usage partially offset by higher oil and chemical pricing and higher income tax expense.

Net sales for the second quarter decreased by $1.4 million compared to net sales of $181.7 million in the second quarter of 2007. The decrease was due to lower lumber shipments as a result of market conditions which were partially offset by improved paper and pulp pricing.

The second quarter of 2008 loss of $15.6 million was an improvement of $22.0 million compared to the loss of $37.6 million in the second quarter of 2007 which included a $10.0 million pre-tax charge related to a planned maintenance outage and a $12.8 million restructuring charge at East Papers. Improved paper and pulp pricing and improved energy usage were essentially offset by higher oil and chemical pricing and higher income tax expense.

In the second quarter, Fraser Papers generated an EBITDA loss of $6.2 million, an improvement of $5.7 million from the first quarter of 2008 EBITDA loss of $11.9 million. This $5.7 million improvement was a result of improved paper, pulp and lumber pricing, improved productivity and energy usage partially offset by higher oil, chemical and fibre pricing.

Realized paper prices improved by $10 per ton compared to the first quarter as markets improved in all products except commodity groundwood. Prices for Fraser Papers' northern bleached hardwood kraft pulp ("NBHK") increased by $29 per tonne due to improved market conditions. Lumber prices also improved by $20 per Mfbm during the quarter recapturing the decline from the first quarter. The benefit of these price increases was partly offset by cost pressures in all of our operations as the combined effect of higher fibre, energy and chemical costs resulted in an estimated $2.6 million increase in costs, as compared to the first quarter of 2008. (See discussion in "Operating Results")

Depreciation expense was $7.7 million in the quarter, as compared to $8.0 million in the comparable period in 2007.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2 million, a decrease in inventories of $0.7 million, an increase in future income taxes liabilities of $0.4 million and a decrease in opening deficit as at January 1, 2007 of $2.1 million. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a reduction in the consolidated loss of $1.0 million and $0.2 million for 2008 and 2007 respectively compared to if the Company had not changed its policy.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended			Six months ended	
US$MILLIONS	**Jun 28 2008**	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Cash flow from operating activities before changes in working capital	**(11.7)**	(13.3)	(21.0)	**(25.0)**	(28.2)
Cash flow from operating activities after changes in working capital	**3.3**	(11.5)	19.1	**(8.2)**	(7.1)
Total working capital	**101.2**	116.7	114.3	**101.2**	114.3
Net capital investments	**4.0**	3.4	10.1	**7.4**	13.7
Net debt	**41.2**	41.1	74.9	**41.2**	74.9
Net debt to net debt plus equity	**11%**	11%	21%	**11%**	21%
Maximum revolving credit facility	**115.0**	90.0	90.0	**115.0**	90.0
Revolving credit facility utilized	**79.2**	77.9	54.2	**79.2**	54.2

Operating Cash Flows

During the quarter, cash flow from operations before changes in working capital was an outflow of $11.7 million compared to an outflow of $21.0 million during the second quarter of 2007. The $9.3 million improvement was primarily the result of improved EBITDA during the quarter primarily due to the maintenance outage in the second quarter of 2007. Fraser Papers realized improved paper and pulp pricing, productivity and energy efficiency; however, these were offset by higher oil pricing and the strength of the Canadian dollar. Pension funding was lower in 2008 primarily due to a one-time payment in 2007.

During the quarter, cash flow from operations after changes in working capital was an inflow of $3.3 million compared to an inflow of $19.1 million during the second quarter of 2007. The $15.8 million decrease is a result of the $9.3 million improvement in cash flows from operating activities before working capital which was more than offset by the $25.1 million difference in the change in working capital balances. Total working capital in the second quarter of 2008 was reduced by $15.0 million compared to a $40.1 million reduction in 2007.

Accounts receivable were reduced in the second quarter of 2008 by $15.3 million compared to a reduction of $8.6 million in the second quarter of 2007. The $6.7 million improvement was due to an increased emphasis on collections and the reduced lumber sales due to market-related downtime. Inventory was

reduced during the second quarter of 2008 by $15.3 million as log inventories built up in the first quarter at our pulp mills and two of our lumbermills were used in production. During 2007, Fraser Papers operated all four of its lumbermills and had a larger seasonal build-up in the first quarter of 2007 and subsequently a larger inventory reduction of $26.6 million in the second quarter of 2007. Accounts payable in the second quarter of 2008 decreased by $15.7 million compared to an increase of $4.9 million in the second quarter of 2007. The decrease in accounts payable was the result of fewer wood deliveries during the spring mud season compared to 2007.

For the six months ended June 28, 2008, cash flow from operations after changes in working capital was an outflow of $8.2 million compared to an outflow of $7.1 million in 2007. The $1.1 million increase in outflow is a result of lower cash generated from working capital partly offset by improved EBITDA compared to 2007 when significant maintenance costs were incurred. Total working capital in 2008 was reduced by $16.8 million compared to a $21.1 million reduction in 2007.

Accounts receivable were reduced in the first six months of 2008 by $17.6 million compared to a $26.4 million reduction in the first six months of 2007. The $8.8 million reduction from 2007 was largely due to increased emphasis on collection activities and reduced paper sales in June of 2007 as a result of the planned annual paper machine outages and paper machine market-related downtime. Inventory was reduced during the first six months of 2008 by $14.4 million compared to an increase of $7.5 million in inventory for 2007. The inventory reduction was a result of larger reductions of wood inventories during the spring mud season with very little wood remaining at the shut lumbermills. Accounts payable in the first six months of 2008 decreased by $15.2 million compared to an increase of $2.2 million in 2007. The decrease in accounts payable was the result of fewer wood deliveries during the spring mud season compared to 2007.

The Company's ability to generate positive future cash flows is dependent upon many factors, some of which are beyond our control. As such, Fraser Papers continues to focus on initiatives to reduce fixed costs, improving efficiencies and optimizing the use of raw materials. Fraser Papers has also increased the selling price for certain of its products during 2008. We believe these initiatives will position Fraser Papers to benefit when costs return to historic levels resulting in improved operating cash flows.

Investing Cash Flows

For the first six months of 2008, capital investments were $7.4 million compared to $13.7 million in 2007. For the quarter, capital investments totaled $4.0 million compared to $10.1 million in the second quarter of 2007. The large capital investments in the second quarter of 2007 were due to the planned rebuild of the recovery boiler at the Edmundston pulp facility. Investments during the second quarter of 2008 were targeted towards maintenance of property, plant and equipment.

Fraser Papers has scheduled maintenance outages at its East Papers operations in the last half of 2008. The sulphite pulp mill will be shut down for 14 days and the cogeneration facility will be shut 14 days for a major overhaul. Total capital investments for the remainder of the year, including those related to these outages, are estimated at $15.0 million. Funding for the capital expenditures will be supported primarily from the CAD$40.0 million secured loan from the province of New Brunswick. In addition, EBITDA will be negatively impacted by an estimated $9.0 million due to increased maintenance costs, machine downtime and increased fibre purchases during the pulp mill outage.

The Company has approved a $17.5 million capital investment for the modernization of our Plaster Rock, New Brunswick lumbermill which will include the installation of a biomass boiler and upgrades to the lumbermill's grading and sorting equipment. Funding for this project will be supported primarily from available liquidity sources.

Financing Cash Flows
Liquidity requirements in 2008 to fund maturing debt and negative free cash flow have been provided primarily from a rights offering in the first quarter and an increase in the Company's borrowing facility (each of which were strongly supported by the Company's largest shareholder) and CAD$10.0 million in borrowings under our recently announced New Brunswick term loan facility.

In the first quarter of 2008, the Company completed a rights offering (the "Offering") under which it granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. The Company received $59.7 million in proceeds under the Offering and repaid indebtedness, including $50.0 million in temporary financing that was due January 31, 2008.

During the second quarter, the Company increased the maximum borrowings under its revolving credit facility with its current lender from $90.0 million to $115.0 million. The term of the amended credit facility was extended to April 2011. Borrowings under the facility will continue to be secured by a first charge against accounts receivable and inventory. The increase in maximum borrowings was supported by Brookfield which has provided a guarantee for up to $25.0 million in borrowings under the facility. As security for this guarantee, Fraser Papers has provided Brookfield with a fixed charge on certain of our property, plant and equipment.

Total borrowings under the revolving credit facility at June 28, 2008 were $35.9 million. In addition, the Company had utilized $43.3 million of the facility in support of letters of credit. After giving effect to the increase in the credit facility to $115.0 million, maximum borrowings available under the amended credit facility were $35.8 million.

In June 2008, the Company entered into a term loan facility to support its investment plans in the province of New Brunswick. Maximum borrowings under the facility are CAD$40 million. The facility can be drawn any time before the due date on December 31, 2014. Quarterly repayments are required under the facility commencing no later than March 2010. Total borrowings under the term loan facility at June 28, 2008 were $9.9 million (CAD$10.0 million).

Net debt as of June 28, 2008 was $41.2 million, resulting in a net debt to net debt plus equity ratio of 11%. The Company believes that its conservative capital structure, increased borrowing capacity under the amended credit facility and possible future sources of capital provide adequate flexibility for the Company to manage seasonal cash flow activities and fund its 2008 business plans.

Seasonal Cash Flow Requirements
Quarterly results are affected by certain seasonal factors such as market demand and weather.

Market demand varies seasonally for certain products such as financial printing papers. The peak of the financial printing season is in the first and second quarters of the year. Since shipping volume during the peak financial season exceeds our production capacity in certain grades, we will build inventory prior to the financial printing season in order to supply our customer's needs. The build of financial printing paper inventory will have a negative effect on cash flows from operations after changes in working capital in the quarter of inventory build, but will have a positive effect in the quarter of inventory reduction.

Weather causes seasonal variation in certain raw materials. During spring, higher than average rainfall creates poor ground conditions in the timberlands preventing logging activities. In anticipation of this mud season each spring, Fraser Papers will build log and chip inventories to provide adequate supply of fibre until ground conditions improve. The build of inventory will have a negative affect on cash flows from operations after changes in working capital but will have a positive effect in the quarter of inventory reduction.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $6.6 million in the second quarter of 2008, a decrease of $1.5 million from the comparable period in 2007. On a year-to-date basis, funding was $11.4 million, a decrease of $3.2 million from the 2007 funding of $14.6 million. The decreased funding is primarily due to the impact of a one-time, retroactive payment of $4.2 million in the second quarter of 2007. The Company has applied for funding relief under current pension regulations in New Brunswick. If the Company is successful in its application, future funding requirements for certain pension plans could be lower.

Benefit plan expense for the quarter was $2.7 million which is comparable to the $2.8 million expense in the second quarter of 2007. Year to date benefit plan expense was $6.8 million compared to the $5.4 million expense in 2007. The increase is due to a settlement expense of $1.3 million related to the partial wind-up of a pension plan related to the sale of our timberlands in 2006.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of June 28, 2008:

US$MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	**$ 45.8**	$ —	$ 35.9	$ 9.9	$ —
Operating leases	**0.5**	0.3	0.2	—	—
Purchase obligations	**11.8**	11.8	—	—	—
Total contractual obligations	**$ 58.1**	$ 12.1	$ 36.1	$ 9.9	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy.

Brookfield has provided a guarantee to Fraser Papers' lenders in support of our credit facility. The maximum amount of the guarantee is $25.0 million. The Company agreed to pay Brookfield a guarantee fee equal to an annualized rate of 2% of the maximum amount of the guarantee. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to our lenders. As security, we have provided Brookfield with a fixed charge on certain of our property, plant and equipment.

Norbord Inc. (the former parent company of Fraser Papers) has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At June 28, 2008, the maximum potential amount of the obligations guaranteed was estimated to be $3.2 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, the Company will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of June 28, 2008, the Company had $42.7 million in net forward foreign exchange contracts outstanding as a hedge against future net Canadian dollar cash flows. These contracts have varying maturity dates in 2008. During the quarter, the Company realized $0.8 million of gains related to foreign exchange contracts. At June 28, 2008, the unrealized gains on outstanding contracts amounted to

$0.5 million. After giving effect to the gains on these hedges, the average realized exchange rate during the quarter was C$1.00 = US$0.98 compared to published average rate of C$1.00 = US$0.99.

As of June 28, 2008, the Company had $29.7 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities. During the quarter, the Company realized $0.1 million of losses on these contracts and at June 28, 2008, the unrealized losses on these contracts amounted to $0.1 million.

Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the consolidated statements of operations and Deficit, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in consolidated statements of other comprehensive income until such time that the Canadian dollar-denominated cash flows being hedged are realized.

As of June 28, 2008, the Company had entered into lumber futures contracts representing 1.7 million board feet of lumber. These contracts mature in the third quarter and are highly effective at mitigating the impact of lumber prices. No amounts have been recorded in the consolidated financial statements and no unrealized gains or losses have been recognized in other comprehensive income.

OPERATING RESULTS

Fraser Papers operates one business segment comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four lumbermills.

Products include paper (including specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel), as well as hardwood pulp and softwood lumber.

Paper Operations

We own and operate a paper mill in Gorham, New Hampshire and an integrated pulp and paper facility in Edmundston, New Brunswick / Madawaska, Maine (East Papers).

	Three months ended			Six months ended	
	Jun 28 2008	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Sales (US$millions)	**147.8**	148.6	138.9	**296.4**	280.8
EBITDA (US$millions)(3)	**(4.0)**	(6.8)	(11.9)	**(10.8)**	(8.7)
EBITDA ($ per ton)	**(27)**	(45)	(79)	**(36)**	(29)
EBITDA margin(1)	**(3%)**	(5%)	(9%)	**(4%)**	(3%)
Shipments (000 tons)					
Specialty packaging	**21**	23	19	**44**	37
Specialty printing	**54**	51	56	**105**	125
Commodity freesheet papers	**12**	18	22	**30**	33
Specialty high-bright groundwood	**40**	33	23	**73**	48
Commodity groundwood	**12**	17	21	**29**	38
Towel	**10**	10	9	**20**	18
	149	152	150	**301**	299
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,177**	1,173	1,151	**1,175**	1,156
Specialty printing	**1,028**	1,027	986	**1,028**	986
Commodity freesheet papers	**927**	867	848	**891**	853
Specialty high-bright groundwood	**869**	864	875	**867**	873
Commodity groundwood	**829**	843	687	**837**	716
Towel	**879**	841	788	**860**	780
Weighted Average ($ per ton)	**972**	962	916	**967**	927
Average Cash Operating Cost ($ per ton)	**983**	1,003	991	**993**	946
Reference Prices ($ per ton)(2)					
50# offset rolls	**902**	860	828	**881**	828
22.1# white directory	**745**	745	765	**745**	765

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").
(3) Prior year's quarterly EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policies".

Market conditions were steady for most specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 5% or $42 per ton over the previous quarter and 9% or $74 per ton over the same quarter in 2007. We realized similar revenue increases in our commodity freesheet papers products.

Fraser Papers' strategy is to target market segments where we can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight specialty freesheet and groundwood papers. In the second quarter of 2008, Fraser Papers had approximately 85% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty packaging or printing segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes decreased by 2,000 tons compared to the first quarter of 2008 due to the seasonal slowdown of the pet

food packaging business. Specialty packaging pricing in the second quarter of 2008 increased by $4 per ton compared to the first quarter of 2008.

Specialty printing papers include uncoated freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers shipment volumes increased by 3,000 tons compared to the first quarter of 2008 due to the peak financial printing season. On a year-to-date basis, specialty printing volume was 105,000 tons which is a decrease from 2007 shipments of 125,000 tons. The decrease is attributable to certain uncoated freesheet applications switching to lower cost groundwood containing papers and the permanent shutdown of two paper machines. Fraser Papers' technical capabilities to have both a freesheet and a groundwood product offering from the same facility have allowed us to assist our customer base in this transition.

In the second quarter, the volume for commodity freesheet decreased 6,000 tons from the first quarter of 2008 as machine capacities were focussed on specialty printing grades. Fraser Papers continues to narrow its focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood papers include products that are used for financial printing and other applications where high performance and superior print quality are required. Compared to the first quarter of 2008, Fraser Papers' shipments of specialty groundwood products increased 7,000 tons and average revenue realized increased $5 per ton. On a year-to-date basis, specialty high-bright groundwood shipments were 73,000 tons which is an increase from 2007 shipments of 48,000 tons. These increases are indicative of certain applications migrating from freesheet products to high-bright groundwood products and new product applications.

Compared with the first quarter of 2008, Fraser Papers' shipments of commodity groundwood products decreased 5,000 tons as we increased the volumes of specialty high-bright groundwood grades.

Three months ended June 28, 2008 compared to three months ended March 29, 2008

The paper operations generated negative EBITDA of $4.0 million in the second quarter on sales of $147.8 million. This compares to a negative EBITDA of $6.8 million in the first quarter of 2008 on sales of $148.6 million. Selling prices improved by $10 per ton as the Company realized the full effect of price increase announcements from the first quarter. Additionally, the paper operations realized the positive effects of improved energy usage and higher internal pulp production levels which served to offset the impact of increased costs for fibre and energy.

Shipments decreased by 2% during the quarter due to the indefinite closure of a paper machine in Gorham, New Hampshire and the related reduction in commodity freesheet sales.

Three months ended June 28, 2008 compared to three months ended June 30, 2007

The paper operations generated negative EBITDA of $4.0 million in the second quarter on sales of $147.8 million. This compares to negative EBITDA of $11.9 million in the second quarter of 2007 on sales of $138.9 million. The second quarter of 2007 includes $10.0 million for a major planned maintenance outage which resulted in an adjusted negative EBITDA of $1.9 million. Higher selling prices contributed to improved sales; however, these improvements were more than offset by increased costs for fibre, energy, and the effect of the stronger Canadian dollar. The Canadian dollar realized in the second quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.90 in the second quarter of 2007.

Shipments decreased by 1% during the quarter due to the permanent closure of two paper machines in Madawaska, Maine and the indefinite closure of two paper machines in Gorham, New Hampshire.

Six months ended June 28, 2008 compared to six months ended June 30, 2007

Year to date, the paper operations had negative EBITDA of $10.8 million on sales of $296.4 million. This compares to negative EBITDA of $8.7 million year to date in 2007 on sales of $280.8 million. Adjusting for the major outages in 2007 of $10.1 million, the paper operations generated EBITDA of $1.4 million in 2007. The $12.2 million decrease in adjusted EBITDA was due to increased fibre, chemical and energy prices of $20.9 million and the strength of the Canadian dollar of $11.1 million, partly offset by higher mill net realizations and margin improvements.

Shipments increased by 1% in 2008 compared to last year due to growth in our specialty packaging business related to penetration in consumer packaging and the growth in high-bright groundwood applications as a substitute for freesheet.

Pulp Operations

We own and operate a NBHK market pulp mill in Thurso, Quebec.

	Three months ended			Six months ended	
	Jun 28 2008	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Sales (US$millions)	**21.9**	21.7	18.7	**43.6**	31.0
EBITDA (US$millions)	**1.0**	(0.9)	0.2	**0.1**	1.8
Pulp EBITDA ($ per tonne)	**17**	(15)	3	**1**	16
EBITDA Margin(1)	**5%**	(4%)	1%	**0%**	6%
Shipments (000 tonnes)(2)	**59**	62	61	**121**	116
Average Revenue Realized ($ per tonne)(2)	**623**	594	538	**608**	541
Average Cash Operating Costs ($ per tonne)	**591**	595	530	**593**	514
Reference Price ($ per tonne)(3)					
NBHK market pulp	**816**	797	698	**806**	693

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Market conditions continued to improve in the NBHK pulp market with average benchmark pricing rising by 2%, or $19 per tonne over the first quarter of 2008 to $816 per tonne. This is an improvement of 17% or $118 per tonne compared to the second quarter of 2007 in the average benchmark price.

Fraser Papers directs a portion of its market pulp for internal use. We also purchase pulp from third parties to supplement internal production. With improved internal pulp production in the second quarter, net pulp sales amounted to 9,000 tonnes in the quarter.

Three months ended June 28, 2008 compared to three months ended March 29, 2008

The pulp operations generated EBITDA of $1.0 million in the second quarter of 2008 on sales of $21.9 million. This was a $1.9 million EBITDA improvement from the previous quarter when the pulp operations generated negative EBITDA of $0.9 million on $21.7 million of sales. The improvement was due to increased revenue realizations and lower energy costs due in part to the installation of the heat recovery system early in the quarter.

Three months ended June 28, 2008 compared to three months ended June 30, 2007

The pulp operations generated EBITDA of $1.0 million in the second quarter of 2008 on sales of $21.9 million. This was a $0.8 million increase in EBITDA from the previous year's quarter when the pulp operations generated EBITDA of $0.2 million on $18.7 million of sales. The $0.8 million increase was primarily due to improved market conditions with a realized revenue increase of 16% offset by the stronger Canadian dollar. The Canadian dollar realized in the second quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.90 in the second quarter of 2007.

Shipments decreased by 3% in the second quarter of 2008 compared to the second quarter of 2007 due to additional pulp shipped to Madawaska in the second quarter of 2007 in preparation for the Edmundston pulp mill outage.

Six months ended June 28, 2008 compared to six months ended June 30, 2007

The pulp operations generated EBITDA of $0.1 million in 2008 on sales of $43.6 million. This compares to the previous year's EBITDA of $1.8 million on sales of $31.0 million. The revenue increase of $12.6 million is due to improved market conditions and the effect of building pulp inventory in 2007 in preparation for the Edmundston pulp mill outage. The EBITDA decrease of $1.7 million is primarily due to cash costs increasing 15% to $593 per tonne compared to $514 per tonne in 2007 due to increased oil pricing and the strength of the Canadian dollar offset partially by improved market conditions with realized revenues increasing 12% or $67 per tonne over 2007.

Shipments improved primarily from improved throughput by 4% in 2008, compared to 2007.

Lumber Operations

Our lumber operations are comprised of four lumbermills located in Plaster Rock, New Brunswick; Juniper, New Brunswick; Ashland, Maine; and Masardis, Maine.

	Three months ended			Six months ended	
	Jun 28 2008	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Sales (US$millions)	**10.6**	10.4	24.1	**21.0**	44.3
EBITDA (US$millions)	**(3.2)**	(4.2)	(5.8)	**(7.4)**	(12.6)
EBITDA ($ per Mfbm)	**(80)**	(98)	(64)	**(89)**	(78)
EBITDA Margin[(2)]	**(30%)**	(40%)	(24%)	**(35%)**	(28%)
Shipments (MMfbm)	**40**	43	91	**83**	162
Average Revenue Realized ($ per Mfbm)	**262**	242	263	**252**	273
Average Cash Operating Cost ($ per Mfbm)	**284**	299	326	**292**	348
Reference Price ($ per Mfbm)[(1)]					
Boston SPF 2X4 #2&Btr	**298**	284	326	**291**	327

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.

Market conditions were weak for our lumber operations due primarily to the continued softness in U.S. housing activity where annual construction starts have fallen from their peak of an annualized 2.3 million in January 2006 to an annualized 1.1 million in June 2008; a 52% decline. Average benchmark lumber prices (Eastern Boston SPF 2X4) increased 5% or $14 per Mfbm from the first quarter recovering slightly

from the first quarter. Consequently, Fraser Papers' net revenue realized increased 8% compared to the first quarter.

In the second quarter, we took market-related downtime for thirteen weeks at each of the Ashland and Juniper lumbermills and seven weeks at the Plaster Rock lumbermill. In the third quarter of 2007, Fraser Papers entered into an agreement to secure alternative woodchips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper lumbermill for up to eleven months. We are currently evaluating various operating scenarios for the Canadian lumbermills for the second half of 2008.

Three months ended June 28, 2008 compared to three months ended March 29, 2008

The lumber operations generated negative EBITDA of $3.2 million in the second quarter of 2008 on sales of $10.6 million. This compares to negative EBITDA in the first quarter of 2008 of $4.2 million on sales of $10.4 million. EBITDA improved by $1.0 million over the first quarter as revenues improved by 8% or $20 per Mfbm.

Shipments in the second quarter of 2008 were lower by 3 MMfbm than the first quarter of 2008 as a result of the Ashland lumbermill market-related downtime.

Three months ended June 28, 2008 compared to three months ended June 30, 2007

The lumber operations generated negative EBITDA of $3.2 million in the second quarter of 2008 on sales of $10.6 million. This compares to negative EBITDA in the second quarter of 2007 of $5.8 million on sales of $24.1 million. EBITDA improved by $2.6 million over the second quarter of 2007 due to lower fixed costs as a result of market-related downtime taken during the quarter.

Shipments in the second quarter of 2008 were lower by 51 MMfbm than the second quarter of 2007 as a result of downtime at the Maine and New Brunswick lumbermills.

Six months ended June 28, 2008 compared to six months ended June 30, 2007

The lumber operations generated negative EBITDA of $7.4 million in 2008 on sales of $21.0 million. This compared to negative EBITDA of $12.6 million in 2007 on sales of $44.3 million. Weak market conditions (with benchmark prices reduced by 11%) and lower selling prices continued; however, cash costs have been reduced by $56 per Mfbm due to market-related downtime.

Shipments declined by 49% in 2008, compared to 2007, due to market-related downtime.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the June 28, 2008 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2007, except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines in 2007 and the related impairment are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as those disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2007.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, future investment in our operations, anticipated growth in target markets and profit margins, strategic focus with respect to product development, manufacturing capabilities, operating performance, energy reduction and sourcing economical inputs, expectations and estimations of future market conditions, including housing starts and home inventories, reduced oil consumption resulting from energy-reduction initiatives, components, total cost and source of funding for the lumbermill modernization, evolving criteria and demand for certain paper grades, seasonal inventory build-up, reduction and the impact on financial results, future pension funding requirements, hedging activities, the Company's liquidity position, maximum possible amounts under certain guarantees, and the expected impact of specific events on financial results in future quarters.

Forward-looking information typically contains statements with words such as "continue", "ongoing", "grow", "achieve", "maintain", "will", "look", "future", "target", "can", "seek", "feel", "estimate", "plan", "when", "believe", "result", "possible", "could", "towards", "begin", "likely", "impact", "pursue", "anticipate", "remain", or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as the Annual Report and other filings with Canadian securities regulatory authorities. Fraser Papers cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Fraser Papers' views and the actual outcome is uncertain.

OUTLOOK

While slowing economic activity in North America is impacting demand for certain paper products, continued capacity rationalization across the industry is resulting in a relatively balanced relationship between supply and demand. In addition to price increases achieved in the first half of 2008, we have informed our customers of price increases averaging 6% across most grades, to be implemented in the last

half of the year. In addition, Fraser Papers has implemented a new freight policy to manage sharply rising transportation costs.

The specialty paper markets that Fraser Papers serves will continue to demand more cost effective, recyclable, environmentally friendly print and packaging alternatives. We continue to pursue growth in high-bright groundwood papers where our customers are seeking a high performing product at better value. Growth in packaging products is also an area of focus with opportunities in lightweight coated and uncoated grades.

The market for northern bleached hardwood kraft pulp produced at our Thurso pulp mill remains healthy. Global demand for hardwood kraft remains strong in Asia and Europe. Summer closures of paper machines in Europe are expected to slow demand seasonally. While no new capacity is anticipated in the near term, weaker global demand could contribute to softer markets.

Despite a modest improvement in lumber prices during the third quarter, housing starts remain well below their peak levels and meaningful demand improvement is not expected before next year. Significant home inventories in the U.S. are expected to keep new home building and demand for lumber at low levels. Fraser Papers will continue evaluating opportunities to secure low cost woodchips for its paper operations in weak lumber markets.

Fraser Papers has scheduled maintenance outages at its East Papers operations in the last half of the year. The sulphite pulp mill will be shut down for 14 days in late August. The cogeneration facility will be shut 14 days in September and October for a major overhaul. All paper machines will be shut for four days in August. The Company will also reduce paper production in certain grades to balance its pulp and steam demands during the outages. Total capital investments for the remainder of the year, including those related to the outages, are estimated at $15.0 million. In addition, EBITDA will be negatively impacted by an estimated $9.0 million due to increased maintenance costs, machine downtime and increased fibre purchases during the pulp mill and cogeneration facility outages.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of Fraser Papers' operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$MILLIONS	Three months ended Jun 28 2008	Mar 29 2008	Jun 30 2007	Six months ended Jun 28 2008	Jun 30 2007
Loss	**$ (15.6)**	$ (19.1)	$ (37.6)	**$ (34.7)**	$ (47.5)
Add: Interest expense, net	**0.7**	0.7	2.0	**1.4**	3.3
Less: Income tax (recovery)/expense	**1.0**	(0.9)	(2.0)	**0.1**	(2.7)
Add: Restructuring charges	**—**	—	12.8	**—**	12.8
Add: Other	**—**	—	(0.7)	**—**	(1.3)
Add: Depreciation	**7.7**	7.4	8.0	**15.1**	15.9
EBITDA	**$ (6.2)**	$ (11.9)	$ (17.5)	**$ (18.1)**	$ (19.5)

NET DEBT

US$MILLIONS	As at Jun 28 2008	Dec 31 2007
Long-term debt	**$ 45.2**	$ —
Less: Cash and short term-notes	**(4.0)**	—
Add: Bank indebtedness	**—**	4.3
Add: Borrowings under credit facility	**—**	81.6
NET DEBT	**$ 41.2**	$ 85.9

NET DEBT TO NET DEBT PLUS EQUITY

US$MILLIONS	As at Jun 28 2008	Dec 31 2007
Net debt	**$ 41.2**	$ 85.9
Add: Shareholders' equity	**318.7**	292.9
Net debt plus equity	**359.9**	378.8
Net debt	**$ 41.2**	$ 85.9
Divided by: Net debt plus equity	**359.9**	378.8
NET DEBT TO NET DEBT PLUS EQUITY	**11%**	23%

CASH COST

US$MILLIONS	Three months ended Jun 28 2008	Mar 29 2008	Jun 30 2007	Six months ended Jun 28 2008	Jun 30 2007
Net sales	**$ 180.3**	$ 180.7	$ 181.7	**$ 361.0**	$ 356.1
Less: EBITDA	**6.2**	11.9	17.5	**18.1**	19.5
CASH COST	**$ 186.5**	$ 192.6	$ 199.2	**$ 379.1**	$ 375.6

Rule 12g3-2(b)
Exemption No. 82-34837

SEC Mail Processing
Section

AUG 19 2008

Washington, DC
110

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
JUNE 28, 2008

(unaudited)

US$MILLIONS	As at Jun 28, 2008	As at Dec 31, 2007
Assets		
Current assets:		
Cash	$ 4.0	$ —
Accounts receivable	80.8	99.1
Inventory	109.8	124.2
Future income taxes	0.5	0.2
	195.1	223.5
Property, plant and equipment	258.3	266.2
Other assets	59.0	56.5
	$ 512.4	$ 546.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	$ —	$ 4.3
Accounts payable and accrued liabilities	89.4	106.4
Current debt *(note 4)*	—	81.6
	89.4	192.3
Long-term debt *(note 4)*	45.2	—
Other liabilities	54.7	56.1
Future income taxes	4.4	4.9
Shareholders' equity *(note 7)*	318.7	292.9
	$ 512.4	$ 546.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
JUNE 28, 2008

(unaudited)

	Three Months Ended		Six Months Ended	
US$MILLIONS, EXCEPT PER SHARE AMOUNTS	**Jun 28 2008**	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Net sales	**$ 180.3**	$ 181.7	**$ 361.0**	$ 356.1
Cost of goods sold	**180.6**	192.8	**366.2**	364.9
Selling, general and administration costs *(note 5)*	**5.9**	6.4	**12.9**	10.7
Loss before the following:	**$ (6.2)**	$ (17.5)	**$ (18.1)**	$ (19.5)
Restructuring charges *(note 12)*	**—**	(12.8)	**—**	(12.8)
Other	**—**	0.7	**—**	1.3
Interest income	**0.1**	—	**0.3**	0.3
Interest expense	**(0.8)**	(2.0)	**(1.7)**	(3.6)
Loss before depreciation and income taxes	**(6.9)**	(31.6)	**(19.5)**	(34.3)
Depreciation	**(7.7)**	(8.0)	**(15.1)**	(15.9)
Income tax recovery (expense) *(note 6)*	**(1.0)**	2.0	**(0.1)**	2.7
Loss	**$ (15.6)**	$ (37.6)	**$ (34.7)**	$ (47.5)
Loss per share (basic and fully diluted)	**$ (0.31)**	$ (1.28)	**$ (0.74)**	$ (1.62)
Weighted average number of shares (thousands)	***50,167***	*29,510*	***46,724***	*29,510*
Deficit				
Balance, beginning of period	**$(222.1)**	$(169.8)	**$(203.0)**	$(162.0)
Change in accounting policy *(note 2)*	**—**	—	**—**	2.1
Loss	**(15.6)**	(37.6)	**(34.7)**	(47.5)
Balance, end of period	**$(237.7)**	$(207.4)	**$(237.7)**	$(207.4)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
JUNE 28, 2008

(unaudited)

	Three Months Ended				Six Months Ended			
US$MILLIONS		**Jun 28 2008**		Jun 30 2007		**Jun 28 2008**		Jun 30 2007
Loss	**$**	**(15.6)**	$	(37.6)	**$**	**(34.7)**	$	(47.5)
Changes in unrealized net gains on cash flow hedges		**0.1**		0.9		**0.1**		1.3
Changes in unrealized net gains (losses) on lumber hedges		**—**		(0.1)		**—**		0.2
Tax impact of above		**—**		(0.3)		**—**		(0.5)
Other comprehensive income		**0.1**		0.5		**0.1**		1.0
Comprehensive loss	**$**	**(15.5)**	$	(37.1)	**$**	**(34.6)**	$	(46.5)
Accumulated other comprehensive income								
Balance, beginning of period		**0.2**		0.3		**0.2**		—
Transition adjustment		**—**		—		**—**		(0.2)
Other comprehensive income for the period		**0.1**		0.5		**0.1**		1.0
Balance, end of period	**$**	**0.3**	$	0.8	**$**	**0.3**	$	0.8

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
JUNE 28, 2008

(unaudited)

US$MILLIONS	Three Months Ended		Six Months Ended	
	Jun 28 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Cash provided by (used for):				
Operating Activities				
Loss	**$ (15.6)**	$ (37.6)	**$ (34.7)**	$ (47.5)
Items not affecting cash:				
Depreciation	**7.7**	8.0	**15.1**	15.9
Future income taxes *(note 6)*	**0.8**	(2.3)	**(0.2)**	(3.4)
Restructuring charges *(note 12)*	**—**	12.8	**—**	12.8
Employment benefit plan expense *(note 5)*	**2.7**	2.8	**6.8**	5.4
Other items	**(0.7)**	3.4	**(0.6)**	3.2
Employment benefit plan funding *(note 5)*	**(6.6)**	(8.1)	**(11.4)**	(14.6)
	(11.7)	(21.0)	**(25.0)**	(28.2)
Net change in non-cash working capital balances	**15.0**	40.1	**16.8**	21.1
	3.3	19.1	**(8.2)**	(7.1)
Investing Activities				
Net capital investments	**(4.0)**	(10.1)	**(7.4)**	(13.7)
	(4.0)	(10.1)	**(7.4)**	(13.7)
Financing Activities				
Proceeds from rights offering *(note 7)*	**—**	—	**59.7**	—
Repayment of long-term debt *(note 4)*	**—**	—	**(50.0)**	—
Borrowing under term loan *(note 4)*	**9.9**	—	**9.9**	—
Net borrowings under revolving credit facility	**1.1**	(0.5)	**4.3**	11.5
	11.0	(0.5)	**23.9**	11.5
Increase (decrease) in cash and cash equivalents	**$ 10.3**	$ 8.5	**$ 8.3**	$ (9.3)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2007, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2007. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments – Disclosure* and *Section 3863, Financial Instruments – Presentation.*

Inventories
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2, a decrease in inventories of $0.7, an increase in future income taxes liabilities of $0.4 and a decrease in opening deficit as at January 1, 2007 of $2.1. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a decrease in the consolidated loss of $1.0 on $0.02 per share (2007 – $0.2 or nil per share), compared to if the Company had not changed its policy. Additional disclosures required by the new recommendations are provided in *note 3*.

Financial Instruments
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about financial instruments and risk management. These disclosures have been described in *note 8*.

Capital Disclosures
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about how an entity manages its capital. These disclosures have been described in *note 9*.

Note 3. Inventory

During the quarter, Fraser Papers recorded a charge of $7.3 (2007 – $6.5) in the consolidated statement of operations to reduce the carrying value of certain of its inventories to lower of original cost or net realizable value. No reversals of prior charges were recorded in first quarter of 2007 or 2008.

Note 4. Long-term Debt

In January 2008, the Company completed a rights offering to its shareholders (the "Offering") *(note 7)* under which it received net proceeds of $59.7. The proceeds were used to repay outstanding indebtedness including $50.0 in temporary financing, which was due January 31, 2008.

In April 2008, the Company amended its existing revolving credit facility to extend the term of the facility and increase the maximum borrowings under the facility to $115.0. The amended facility bears interest at market rates and is due in April 2011. Borrowings under the facility are secured by a first charge against accounts receivable and inventory of Fraser Papers. At June 28, 2008, $79.2 (2007 – $123.9) of the facility was utilized, $35.9 (2007 – $31.6) for operating bank loans and the balance in the form of letters of credit.

In June, 2008, the Company entered into a term loan facility with the province of New Brunswick for up to CAD$40.0. The facility bears interest at a fixed rate of 4.7% and is due December, 2014. Borrowings under the facility will be used to fund capital expenditures at the Company's operations in New Brunswick and are secured by a first charge on property, plant and equipment located in New Brunswick. Principal payments under the loan will be made in quarterly installments over the term of the loan with a lump sum payment on maturity. The first principal repayment is due no later than March, 2010. At June 28, 2008, $9.9 (CAD$10.0) had been drawn under this facility.

The effective interest rate on long-term debt was 4.6% at June 28, 2008 (2007 – 6.8%).

During the quarter and the six months ended June 28, 2008, the Company made interest payments of $0.5 and $1.4, respectively (2007 – nil and $3.0).

Note 5. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $2.7 (2007 – $2.8). For the six months ended June 28, 2008, employee benefit expenses for pensions and post retirement benefits totaled $6.8 (2007 – $5.4). In the first quarter of 2008, the Company received regulatory approval relating to a partial wind-up of pension plan obligations as a result of a disposition of timberland assets in New Brunswick in 2006 and recorded a settlement expense of $1.3 in selling, general and administrative costs.

Employee benefit plan funding amounted to $6.6 (2007 – $8.1) during the quarter and $11.4 (2007 – $14.6) for the six months ended June 28, 2007.

Note 6. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Six Months Ended*	
	June 28 2008	June 30 2007	**Jun 28 2008**	Jun 30 2007
Current tax expense	**$ (0.2)**	$ (0.3)	**$ (0.3)**	$ (0.7)
Future income tax recovery (expense)	**(0.8)**	2.3	**0.2**	3.4
Income tax recovery (expense)	**$ (1.0)**	$ 2.0	**$ (0.1)**	$ 2.7

During the quarter and for the six months ended June 28, 2008, payments of $0.2 were made for income and income-related taxes (2007 – $0.4).

Note 7. Shareholders' Equity

	As at Jun 28 2008	As at Dec 31 2007
Common shares – 50,166,789 (2007 – 29,509,876) shares outstanding	$ **549.7**	$ 490.0
Contributed surplus	**6.4**	5.7
Accumulated other comprehensive income	**0.3**	0.2
Deficit	**(237.7)**	(203.0)
	$ **318.7**	$ 292.9

Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. On January 24, 2008, the Company issued 20,656,913 shares and received net proceeds of $59.7.

During the quarter and for the six months ended June 28, 2008, Fraser Papers issued 150,000 and 1,445,000 stock options, respectively, with an exercise price between CAD$2.22 and CAD $3.10, to certain officers of the Company. These options have a 10 year life and vest evenly over five years.

Note 8. Financial Instruments and Risk Management

Foreign Currency Rate Risk

Fraser Papers holds certain assets and liabilities in Canadian dollars and incurs a significant portion of its costs in Canadian dollars. From time to time Fraser Papers enters into forward foreign exchange contracts to hedge the impact of foreign exchange rate changes on these assets, liabilities and costs. Fraser Papers does not use derivative financial instruments for speculative purposes.

As at June 28, 2008, the Company had outstanding forward foreign exchange contracts of $29.7 (2007 – $30.2), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The consolidated statements of operations for the six months ended June 28, 2008 include a realized loss of $0.7 (2007 – gain of $4.3) on matured forward foreign exchange contracts and an unrealized loss of $0.1 (2007 – gain of $0.3) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized losses or gains on the net monetary liabilities being hedged.

As at June 28, 2008, the Company had forward foreign exchange contracts of $42.7 (2007 – $42.4) as a hedge of anticipated future Canadian dollar cash outflows. These contracts have varying maturity dates in 2008. The consolidated statements of operations for the six months ended June 28, 2008 include a realized gain of $2.4 (2007 – $0.7) on matured forward foreign exchange contracts. An unrealized gain of $0.5 (2007 – $1.0) is recorded in other comprehensive income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Credit Risk

Fraser Papers does not have a trade receivable balance larger than $5.0 from any individual customer as at June 28, 2008 (2007 – $8.0). The Company reviews a customer's credit rating before extending or increasing credit and conducts regular reviews of existing customers' credit performance. No amounts related to bad debts were expensed in 2008 or 2007. The allowance for doubtful accounts as at June 28, 2008 was $0.2 (2007 – $0.2).

Sensitivity Information

Fluctuations in market prices expose the Company to potential negative effects from market risk, which is composed of changes in currency exchange rates (currency risk), changes in interest rates (interest rate risk) and changes in the selling prices of the Company's products (price risk).

Currency Risk
With production facilities in Canada, a significant portion of the Company's operating costs are sourced in Canadian dollars. For the six months ended June 28, 2008, a one cent change in the foreign exchange rate would have impacted pre-tax loss, before the impact of the Company's hedging program, by $1.8.

Interest Rate Risk
Interest rates on the Company's borrowings are subject to change and could affect the profitability of the Company. The Company currently manages its interest rate risk by maintaining two borrowing facilities to support its liquidity requirements. One of these facilities attracts interest at a fixed rate of 4.7% while the other attracts interest at floating rates. Interest rate swaps are an available alternative to further reduce the Company's exposure to fluctuations in interest rates. For the six month period ended June 28, 2008, a 100 basis point change in market interest rates would have impacted pre-tax loss by $0.2.

Price Risk
Markets for some of Fraser Papers' products are highly cyclical in nature. From time to time, Fraser Papers enters into commodity futures contracts which serve to hedge a portion of Fraser Papers' future sales against changes in the selling price for these products. Fraser Papers does not use derivative financial instruments for speculative purposes.

The Company is exposed to variability in commodity prices on the sale of its paper, pulp and lumber products. A $25/tonne change in the value received on the sale of paper products, would have impacted pre-tax loss for the six month period ended June 28, 2008, by $7.5. A $25/tonne change in pulp prices would have affected pre-tax loss for the six month period ended June 28, 2008, by $0.4. For the six months ended June 28, 2008, pre-tax loss would have been impacted by $2.1 with a change in lumber prices of $25/Mbfm. The Company has used pulp and lumber hedges in the past to limit its exposure to variability in pricing and will consider use of these derivatives when appropriate.

For the six months ended June 28, 2008, Fraser Papers had entered into lumber futures contracts representing 1.7 million board feet of lumber (2007 – nil). These contracts mature in the third quarter and are highly effective at mitigating the impact of changing lumber prices. Accordingly, no amount has been reported in the consolidated statements of operations (2007 – nil). No unrealized gains or losses were recognized in other comprehensive income during the quarter or for the six months ended June 28, 2008 (2007 – loss of $0.1 and gain of $0.2, respectively).

Note 9. Capital Management

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. Fraser Papers manages the term of its debt in consideration of the expected life of its net assets. As such, shareholders' equity is maintained at amounts in excess of the carrying value of property, plant and equipment. The Company's current net debt to net debt plus equity ratio is 11%. In order to maintain or adjust the capital structure, the Company has a number of alternatives, subject to certain approvals including, issue additional shares, buy its own shares on the market, return capital to shareholders, issue debt or repay debt.

The Company monitors capital on the basis of the net debt to net debt plus equity ratio. Net debt is bank indebtedness plus long-term debt, less cash and cash equivalents. Equity comprises all components of shareholders' equity.

Note 10. Commitments and Contingencies

Brookfield Asset Management Inc. (together with its affiliates "Brookfield") has provided a guarantee to the lenders of the Company in support of its credit facility. The maximum amount of the guarantee is \$25.0. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to Fraser Papers' lenders. The guarantee is secured by a fixed charge on certain of Fraser Papers' property, plant and equipment.

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be \$3.2.

Note 11. Related Party Transactions

Brookfield is a related party by virtue of owning a controlling equity interest in the Company. Acadian is a related party by virtue of Brookfield's equity holdings in Acadian. All related party transactions are recorded at the exchange amount.

During the quarter and the six months, Fraser Papers purchased approximately \$1.2 and \$2.6, respectively (2007 – \$1.5 and \$3.1) of electricity for its Gorham paper mill, from Brookfield. Included in accounts payable and accrued liabilities is \$0.8 (2007 – \$0.5) related to these purchases.

Fraser Papers has invested in units of Katahdin Paper Company LLC ("Katahdin"), an indirectly, wholly owned subsidiary of Brookfield. The units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to \$2.3 (2007 – \$2.1). The investment is accounted for using the cost method and is included in other assets.

During the quarter and the six months, Fraser Papers earned a management fee of \$2.1 and \$4.2 (2007 – \$1.8 and \$3.6) from Katahdin. Included in accounts receivable is \$0.7 (2007 – \$2.5) due from Katahdin.

During the quarter and the six months, Fraser Papers sold \$0.4 and \$0.9 (2007 – \$0.9 and \$2.2) of goods and services to Katahdin. Included in accounts receivable is \$0.4 (2006 – \$0.8) related to these sales.

Fraser Papers has entered into 20 year fibre supply agreements with Acadian. During the quarter and the six months, purchases of fibre from Acadian amounted to \$1.4 and \$8.8, respectively (2007 – \$3.1 and \$14.8). Included in accounts payable and accrued liabilities is \$0.7 (2007 – \$1.0) related to these purchases. In addition the Company's prior equity interest in Acadian generated distributions of \$1.3 for the six months ended June 30, 2007.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD\$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of \$200.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At June 28, 2008, the Company had entered into forward foreign exchange contracts of \$29.7 (2007 –\$30.2) as a hedge against certain Canadian dollar-denominated net monetary liabilities and \$39.0 (2007 – \$35.2) as a hedge of anticipated future Canadian dollar cash outflows, under this facility.

The Company has agreed to pay a guarantee fee to Brookfield in connection with a guarantee to Fraser Papers' lenders in support of Fraser Papers' credit facility. The fee is equal to an annualized rate of 2% of the maximum amount of the guarantee of $25.0 (or $0.5 per year).

Note 12. Closure of Paper Manufacturing Capacity

During the second quarter of 2007, Fraser Papers permanently shut down two uncoated freesheet paper machines at its East Papers operation. As a result, Fraser Papers recorded a restructuring charge of $12.8 consisting of an impairment in property, plant and equipment of $9.0 and other charges of $3.8.

Note 13. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Glen McMillan, Senior Vice President and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **June 28, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 31, 2008

signed "*Glen McMillan*"

Glen McMillan
Senior Vice President
and Chief Financial Officer

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, J. Peter Gordon, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Fraser Papers Inc.**, (the issuer) for the interim period ending **June 28, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 31, 2008

signed "*Peter Gordon*"

J. Peter Gordon
President and Chief Executive Officer

CIBC Mellon Trust Company

August 8, 2008

mmueller@toronto.fraserpapers.com

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Government of the Northwest Territories
Government of Nunavut
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
Office of the Administrator of the Securities Act, New Brunswick
British Columbia Securities Commission
L'Autorité des marchés financiers
Government of Yukon

Dear Sirs:

RE: FRASER PAPERS INC.

The following were sent by prepaid mail to those shareholders who requested material of the above-mentioned Company on August 8, 2008:

X Interim Report for the Six Months Ended June 28, 2008

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Associate Manager, Trust Central Services

pk/CM_FraserPapersInterim

320 Bay Street, P.O. Box 1 • Toronto, ON M5H 4A6 • Tel 416.643.5000 • www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks



Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

SEC Mail Processing Section
AUG 19 2008
Washington, DC
110

INTERIM REPORT TO SHAREHOLDERS

For the Six Months Ended June 28, 2008

(All financial references are in U.S. dollars unless otherwise noted)

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Six Months Ended	
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
EBITDA	**$ (6.2)**	$ (17.5)	**$ (18.1)**	$ (19.5)
Earnings/(loss)	**$ (15.6)**	$ (37.6)	**$ (34.7)**	$ (47.5)
Per share	**$ (0.31)**	$ (1.28)	**$ (0.74)**	$ (1.62)

In the second quarter ended June 28, 2008, we generated a net loss of $15.6 million or $0.31 per share. This marks an improvement from the net loss of $19.1 million or $0.44 per share in the first quarter. The improved results were generated despite a significant increase in energy and chemical costs compared to the first quarter. Improved selling prices for paper products, improved productivity and lower oil consumption more than offset higher oil and chemical prices.

For the six months ended June 28, 2008, net loss improved $12.8 million from the $47.5 million loss generated in 2007. 2007 results included restructuring charges related to the permanent closure of two paper machines at our East Papers operations.

QUARTERLY PROGRESS HIGHLIGHTS

- Realized higher net selling prices from sales of specialty papers. Mill net realizations improved by 6% compared to Q2 2007.
- Improved overall specialty paper shipments to 80% of total shipments compared to 76% in 2007, including a 52% increase in shipments of high-bright groundwood papers.
- Lowered average cash operating costs at our pulp and paper operations despite sharply higher input costs, reflecting improved productivity and significant energy reduction efforts.
- Reduced annualized oil consumption by 29% as a result of previously announced energy initiatives across all operations.
- Expanded existing credit facility to $115 million and extended the maturity for three years until 2011, and arranged a CAD$40 million term loan facility to support our future investment plans in the province of New Brunswick.
- Subsequent to the end of the quarter, approved a $17.5 million upgrade to our Plaster Rock lumbermill. The project will include the installation of a biomass boiler, new kilns and a modernization of the existing sawline.

Our results reflect continuing input cost pressures that have more than offset the improvements we have been able to achieve in realized selling prices for our products. We have continued to focus on improving our operations, which has resulted in improved operating efficiency, reduced consumption of high cost fuel sources, higher throughput in our pulp and paper operations and reduced fixed costs. Our significant accomplishments in these areas and continued investment in our manufacturing base will position our operations to benefit when economic conditions stabilize.

RESULTS OF OPERATIONS

EBITDA in the second quarter of 2008 was a loss of $6.2 million, compared to an EBITDA loss of $11.9 million in the first quarter of 2008 as increased selling prices, improved productivity at our paper operations and lower oil consumption were partly offset by increased costs for fibre, energy, chemicals and transportation.

EBITDA improved by $11.3 million compared to the second quarter of 2007, when we took downtime at our paper operations negatively impacting 2007 results by $10.0 million. Excluding the impact of downtime, EBITDA improved by $1.3 million. This improvement is significant in that we have implemented initiatives to increase selling prices, improve production and lower manufacturing costs which have more than offset $13 million in cost inflation resulting from higher fibre, energy and chemical costs and the negative impact of the stronger Canadian dollar. For the six months ended June 28, 2008, this cost inflation was $32 million compared to 2007.

MARKET UPDATE

During the second quarter of 2008, net sales realizations for our paper products improved an average of $10 per ton over the first quarter of 2008 and $56 per ton over the second quarter of 2007. On a year-to-date basis, net price realizations are $40 per ton higher than 2007. During the second quarter, net pricing for specialty packaging, specialty printing and high-bright groundwood grades held steady. Since the fourth quarter of 2007, we have implemented price increases across most of our specialty product lines in response to unprecedented increases in input costs over the past number of years. Additional price increases have been communicated to customers for implementation in the last half of 2008. In addition to these announced price increases, we have implemented a freight policy to manage escalating transportation costs, including fuel surcharges.

During the second quarter of 2008, benchmark prices for uncoated freesheet papers improved 5%, supporting a $60 per ton increase for our commodity freesheet grades. Commodity groundwood markets weakened during the quarter resulting in a $14 per ton reduction in net pricing compared to the first quarter.

Total paper shipments were marginally lower than the first quarter of 2008. Shipments of specialty printing and high-bright groundwood papers were seasonally higher due to the financial printing season and our continued growth in servicing the lightweight, specialty publishing markets. Shipments of commodity papers were lower due to weaker commodity groundwood markets and a continued focus on specialty production. On a year-to-date basis, shipments were substantially unchanged from 2007 despite the permanent closure of two paper machines in the last half of 2007 and the temporary closure of two others. Shipments of commodity papers represented 20% of total shipments in 2008, down from 24% in 2007.

Shipments of northern bleached hardwood kraft pulp from our pulp mill in Thurso, Quebec were comparable to the first quarter of 2008 and the second quarter of last year. On a year-to-date basis, shipments improved 4% over 2007 as our pulp operations benefited from improved production and strong demand. Pulp markets were strong in the quarter as reference prices increased 2% or $19 per tonne.

Lumber markets remained weak during the quarter. The U.S. housing market continues to suffer from high inventories, mortgage foreclosures and weak demand. Our lumber shipments are down 56% percent from the second quarter of 2007 and 49% on a year-to-date basis. During the quarter, we operated our Masardis, Maine lumbermill for 13 weeks, and our Plaster Rock, New Brunswick lumbermill for six weeks. Our mills in Juniper, New Brunswick and Ashland, Maine were down for the entire quarter. Shipments of 40 MMfbm in the quarter represent approximately 35% of capacity.

BUSINESS INITIATIVES

Market Focus and Competitive Advantage

We are responsive to our customers' needs. Innovation and product development are an important part of our strategy. During 2008, we have launched packaging grades designed to replace plastic and foil applications as well as grease resistant bag, pouch and sandwich wrap applications targeted for the growing quick-serve restaurant market. In addition to our innovative designs for consumer packaging grades, we have recently developed grades targeted towards industrial applications. During the year we increased shipments of high-bright groundwood papers by 52% over 2007 as we continue to advance our capabilities to manufacture these grades and develop leading brands targeted for lightweight specialty publishing markets.

Approximately 18% of the products manufactured in the first six months of 2008 were developed in the past 24 months indicating our focus on innovation.

Margin Improvement and Cost Reduction

After permanently closing high cost paper capacity in 2007, we have focused our cost reduction efforts on improving throughput, reducing energy costs and securing low cost fibre. In addition, we have focused on optimizing our existing manufacturing platform.

We invested in our East Papers pulp operations in order to increase production of lower cost softwood pulp at the mill. While production at the pulp mill has exceeded design capacity on a sustained basis, fibre shortages and unscheduled downtime have precluded the mill from achieving its full potential. During the second quarter of 2008, the sulphite pulp operation lost nine days of production due to unscheduled outages. We will resolve the causes of these mechanical outages during scheduled maintenance downtime in the second half of the year.

Oil reduction initiatives are important, both from a cost perspective and due to the still evolving regulations which will eventually require companies to reduce their greenhouse gas emissions. In the second half of 2007, we permanently shut an oil fired boiler at our East Papers operations. In the first quarter of 2008, we installed a heat recovery system at our pulp mill in Thurso, Quebec. These initiatives will reduce our annual oil consumption by 29% to approximately 500,000 barrels per year. We are looking at alternatives at all of our operations to further reduce our use of oil.

Our lumbermills have traditionally provided a strategic supply of woodchips to our East Papers operations. However, record low lumber prices have made running the lumbermills uneconomic. Innovative woodchip procurement strategies, including on-site chipping and trading logs for chips, have allowed us to mitigate a portion of the operating losses at our lumbermills.

Recent machine closures have reduced the operating capacity of our paper operations. Since June 2007, we have closed 140,000 tons of design capacity (of which 70,000 tons is permanent). Despite the temporary and permanent closures, paper production in the first six months of 2008 is only 4% below 2007. We have continued to optimize our manufacturing processes, compared to the first six months of 2007, through improving machine efficiencies, improving production scheduling and speeding up paper machines. We believe that a more efficient operating platform will position us to benefit when current cost pressures ease.

We announced that our Board of Directors today approved the modernization of our lumbermill located in Plaster Rock, New Brunswick. The modernization investment is expected to total $17.5 million and will include the installation of a biomass boiler to eliminate the operation's dependence on fossil fuels. In addition, new kilns will be installed and the lumbermill operations will be upgraded to improve throughput and recovery. The modernization will provide the lumbermill with the opportunity to operate during weak lumber markets and provide a secure supply of low cost woodchips to our East Papers operations. Procurement activities will commence in the third quarter with full installation to be completed by the third quarter of 2009.

Financing

In April, we amended our revolving credit facility to extend the term and to increase maximum borrowings under the facility. Maximum borrowings under the facility are increased to $115.0 million and the term has been extended to April 2011.

In June 2008, we entered into a term loan facility to support our investment plans in the province of New Brunswick. Maximum borrowings under the facility are CAD$40 million. The facility can be drawn any time before the due date on December 31, 2014. Quarterly repayments are required under the facility commencing no later than March 2010.

OUTLOOK

While slowing economic activity in North America is impacting demand for certain paper products, continued capacity rationalization across the industry is resulting in a relatively balanced relationship between supply and demand. In addition to price increases achieved in the first half of 2008, we have informed our customers of price increases averaging 6% across most grades, to be implemented in the last half of the year. In addition, we have implemented a new freight policy to manage sharply rising transportation costs.

The specialty paper markets that we serve will continue to demand more cost effective, recyclable, environmentally friendly print and packaging alternatives. We continue to pursue growth in high-bright groundwood papers where our customers are seeking a high performing product at better value. Growth in packaging products is also an area of focus with opportunities in lightweight coated and uncoated grades.

The market for our northern bleached hardwood kraft pulp produced at our Thurso pulp mill remains healthy. Global demand for hardwood kraft remains strong in Asia and Europe. Summer closures of paper machines in Europe are expected to slow demand seasonally. While no new capacity is anticipated in the near term, weaker global demand could contribute to softer markets.

Despite a modest improvement in lumber prices during the third quarter, housing starts remain well below their peak levels and meaningful demand improvement is not expected before next year. Significant home inventories in the U.S. are expected to keep new home building and demand for lumber at low levels. We will continue evaluating opportunities to secure low cost woodchips for our paper operations in weak lumber markets.

We have scheduled maintenance outages at our East Papers operations in the last half of the year. The sulphite pulp mill will be shut down for 14 days in late August and the cogeneration facility will be shut 14 days in September and October for a major overhaul. All paper machines will be shut for four days in August. We will also reduce paper production in certain grades to balance our pulp and steam demands during the outages. Total capital investments for the remainder of the year, including those related to the outages, are estimated at $15 million. In addition, EBITDA will be negatively impacted by an estimated $9 million due to increased maintenance costs, machine downtime and increased fibre purchases during the pulp mill and cogeneration facility outages.

Peter Gordon
President and CEO

Glen McMillan
Senior Vice President and CFO

July 31, 2008

Note: *This interim report to shareholders contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to Fraser Papers' future investment in its operations, anticipated growth in target markets, strategic focus with respect to product development, manufacturing capabilities and sourcing economical inputs, expectations and estimations of future market conditions, including housing starts and home inventories, reduced oil consumption resulting from energy-reduction initiatives, resolution of mechanical issues, future regulatory requirements for emissions, components and total cost of lumbermill modernization, evolving criteria and demand for certain paper grades, and the expected impact of specific events on financial results in future quarters. The words "plan", "continue", "will", "when", "target", "grow", "develop", "approximate", "believe", "expect", "can", "impact", "pursue", "result", "seek", "remain", "could", "estimate" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Fraser Papers to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance or achievements of Fraser Papers to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, currency exchange rates, supply, demand and pricing for any of Fraser Papers' products, increases in costs of production, sales and marketing performance, production or employment issues, consumer requirements and financial stability, competitors' performance, the U.S. housing industry, decisions by political or regulatory bodies in Canada or the U.S. and other risks detailed from time to time in the documents filed by Fraser Papers with the securities regulators in Canada. Fraser Papers undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

MANAGEMENT'S DISCUSSION AND ANALYSIS

July 31, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended June 28, 2008, as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2007. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a controlling equity interest in the Company) and all of its subsidiaries. Brookfield owns approximately 70.5% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis.

All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our business strategy continues to be:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Providing **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, we will continue to look for opportunities to grow our specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Value-added Products

Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we focus on are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 80% of our annual production is in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers.

To better serve our customers' needs, Fraser Papers has the technical capability to produce high quality printing papers as a freesheet or a groundwood product. This enables us to capture additional value from our product offerings and also increases the value that our customers receive by using Fraser Papers' products. In addition, Fraser Papers' technical support team is regularly in our customers' manufacturing locations helping our customers to lower the overall cost of their process using our paper and resolving issues unrelated to the paper we sell them.

We work closely with a number of packaging customers to assist them in areas such as improving converting efficiency with new packaging designs and increasing customer production rates to help the customer improve overall performance.

Innovation

Product development continues to be an important component of Fraser Papers' marketing initiatives. Our strategy is to focus on products that bring value from the service and technical features that differentiate us from our competition. We are developing new products in the label and food service markets as well as new technologies for use in our operations in areas of fibre development and refining.

During the second quarter, we developed eight new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We achieved our goal of continually developing new products as approximately 18% of the volume in the second quarter represents products that were developed in the past 24 months.

Improved Operating Performance

The manufacture of pulp and paper is a capital intensive business requiring significant investment in large machinery and equipment. It is imperative that these assets perform consistently at a high level in order to ensure the lowest possible cost position. To this end, we have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil costs, two projects focused on energy were fully implemented this year.

- An oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. Year to date 2008, oil consumption at East Papers was lower by 2.9 million gallons compared to 2007, reducing our oil consumption to 0.27 barrels per ton of paper produced and representing savings of $3.2 million.

- A heat recovery system was installed and commissioned at the end of the first quarter at the Thurso, Quebec pulp mill with an estimated annual savings of $1.8 million. During the second quarter, the system performed as planned and contributed to a 20% reduction in total oil consumption year to date at Thurso compared to 2007.

We continue to invest in our sulphite pulp mill in Edmundston, New Brunswick supporting our objective of reducing fibre costs by maximizing internal pulp production and displacing purchased pulp fibre. During the second quarter, the internal pulp production at Edmundston exceeded design levels, producing up to 749 tons per day on a sustained basis. However, raw material shortages, unexpected power outages, severe local flooding and other operational difficulties contributed to intermittent downtime resulting in only a 2% increase in the average daily production for the quarter compared to the first quarter of 2008.

PRE-TAX US$MILLIONS	2008 YTD Margin Improvements
Improved energy efficiency	$ 6.6
Sales mix	3.0
Production and sales volume	(1.2)
Improved fibre and material utilization	4.5
Chemical usage efficiencies	2.3
Labour and other cost reductions	5.8
Total	$ 21.0

Fraser Papers' margin improvement initiatives focus on the year-over-year improvements in EBITDA assuming constant selling prices, exchange rates and commodity prices. Through focusing on things we can control, Fraser Papers' operating performance improved EBITDA by $21.0 million for the first six months of 2008, when compared to 2007. In addition, 2007 results were negatively impacted by $10.1 million primarily due to planned maintenance downtime at the East Papers pulp mill in Edmundston, New Brunswick.

Cost reduction improvements were derived primarily from improved energy usage, lower labour and benefit costs due to restructuring, improved chemical and fibre usage efficiencies. Sales and production volumes were negative compared to 2007 due to the closure of two paper machines in 2007, the indefinite closure of two paper machines at the Gorham, New Hampshire facility and the significant market-related downtime associated with the lumbermills. The four paper machines that were shut represented over 140,000 annual tons of design capacity (of which 70,000 tons is permanent). Despite the temporary and permanent closures, paper production in the first six months of 2008 is only 4% below 2007. We have continued to optimize our manufacturing processes, compared to the first six months of 2007, through improving machine efficiencies, improving production scheduling and speeding up the paper machines. We believe that a more efficient operating platform will position Fraser Papers to benefit when current cost pressures ease.

These initiatives served to only partially offset significant cost pressures from fibre, energy and chemical pricing and Canadian / U.S. foreign exchange, which totaled $41.5 million in the first six months of 2008 compared to the first six months of 2007.

PRE-TAX US$MILLIONS	2008 YTD Uncontrollable Pressures
Increased fibre pricing	$ (9.3)
Increased energy pricing	(10.1)
Increased chemical pricing	(3.9)
Canadian / U.S. foreign exchange	(18.2)
Total	$ (41.5)

Increased fibre pricing includes the impact of higher costs for logs, chips and purchased fibre. The negative impact of fibre pricing has been offset by improved revenue realizations in the pulp operations of $8.2 million.

Increased energy pricing includes the impact of higher costs for oil, biomass and electricity. The Company has invested capital to reduce our reliance on oil including the energy reduction projects at East Papers and Thurso. The Company recently approved a capital investment for a biomass boiler at the Plaster Rock, New Brunswick lumbermill to eliminate the use of oil. We continue to look at ways to reduce oil usage at our paper mill in Gorham, New Hampshire; however, significant capital investment will be required to eliminate reliance on oil.

Chemical pricing tends to trend with oil pricing since many chemical products are petroleum-based. Chemical companies have announced significant price increases for the third quarter of 2008. Fraser Papers is working with suppliers to manage the impact of the increases.

Approximately 50% of Fraser Papers' assets are located in Canada and sales are essentially 100% transacted in U.S. dollars. From time to time, the Company will enter into arrangements to fix the exchange rate on certain of its Canadian dollar-denominated cash flows. (see "Hedging Activities") The Canadian dollar exchange rate realized in the first six months of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.88 in 2007.

Recapitalization

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. During the first quarter of 2008, the Company issued 20,656,913 common shares under a rights offering for net proceeds of $59.7 million. The proceeds from the offering were used to repay outstanding debt, including $50.0 million which was due on January 31, 2008.

During the second quarter, the Company amended its revolving credit facility to increase the maximum borrowings under the facility to $115.0 million and extend the term of the facility through April, 2011. The increased borrowing capacity will provide the Company with the liquidity it needs to execute its 2008 business plan.

In addition, the Company secured a CAD$40 million term loan facility from the province of New Brunswick to support its capital investment plan in the province. (see "Liquidity and Capital Resources")

OVERVIEW

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. We continued our focus on operational improvement, implemented a number of energy efficiency initiatives and took downtime at our lumbermills in an effort to reduce costs. Despite these initiatives to improve the Company's performance, high fibre and energy costs, weak lumber markets and the strong Canadian dollar led to negative EBITDA in the quarter. Continued weak housing markets have depressed demand for lumber and other building products. Our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at only 40% of capacity and continue to generate negative results. Under current market conditions, many lumbermills in the Northeastern United States and Eastern Canada are shut, reducing the available supply of woodchips and putting upward pressure on the price of this key input.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and the lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

	Three months ended			Six months ended	
	Jun 28 2008	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Paper operations					
EBITDA(1)(2)(3) (US$millions)	**(4.0)**	(6.8)	(11.9)	**(10.8)**	(8.7)
Less: Impact of outages	**—**	—	(10.0)	**—**	(10.1)
Adjusted EBITDA(2)	**(4.0)**	(6.8)	(1.9)	**(10.8)**	1.4
Adjusted EBITDA Margin ($ per ton)	**(27)**	(45)	(13)	**(36)**	5
Adjusted Average Cash Cost(1) ($ per ton)	**983**	1,003	924	**993**	912
Pulp operations					
EBITDA(1) (US$millions)	**1.0**	(0.9)	0.2	**0.1**	1.8
EBITDA Margin ($ per tonne)	**17**	(15)	3	**1**	16
Average Cash Cost(1) ($ per tonne)	**591**	595	530	**593**	514
Lumber operations					
EBITDA(1) (US$millions)	**(3.2)**	(4.2)	(5.8)	**(7.4)**	(12.6)
EBITDA Margin ($ per Mfbm)	**(80)**	(98)	(64)	**(89)**	(78)
Average Cash Cost(1) ($ per Mfbm)	**284**	299	326	**292**	348

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages.
(3) Prior year's quarterly EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

Fraser Papers generated an EBITDA loss of $6.2 million in the second quarter of 2008.

Paper operations in the second quarter of 2008 generated an EBITDA loss of $4.0 million which was a $2.8 million improvement when compared to the first quarter of 2008. Improved productivity, paper pricing and energy usage for the quarter offset the impact of higher fibre, chemical and oil pricing.

For paper operations, the EBITDA in the second quarter of 2008 was a decline of $2.1 million compared to the second quarter of 2007 after adjusting for the planned 21 day maintenance outage in 2007. Paper pricing increased 6% over the second quarter of 2007, but was offset by increased cash costs due to rising purchased fibre and energy prices and the strength of the Canadian dollar, which have more than offset the benefit of the paper price increases.

Pulp operations in the second quarter of 2008 generated EBITDA of $1.0 million compared to negative EBITDA in the first quarter of $0.9 million. EBITDA improved by $1.9 million due to improved realized revenue of 5% and improved energy usage.

EBITDA from pulp operations in the second quarter of 2008 improved by $0.8 million over EBITDA in the second quarter of 2007 reflecting an increase in benchmark pricing of $118 per tonne partially offset by the effect of the strong Canadian dollar and energy pricing. The Canadian dollar increased from an effective rate of US$0.90 in the second quarter of 2007 to US$0.98 in the second quarter of 2008 (including the effect of cash flow hedging activities, see "Hedging Activities") while benchmark pricing for oil increased by 85% from $67 per barrel to $124 per barrel.

Lumber operations' EBITDA loss of $3.2 million improved by $1.0 million compared to the first quarter of 2008 as a result of a modest improvement in benchmark pricing. The lumber operations' EBITDA improved by $2.6 million compared to the second quarter of 2007. The lumber market continues to be poor due to weak demand and has deteriorated since the second quarter of 2007 with benchmark pricing down 9% or $28 per Mfbm; however, lumber operating costs have been reduced with the temporary closure of the New Brunswick and Ashland, Maine lumbermills.

SUMMARY OF QUARTERLY RESULTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2008			
2nd Quarter	**$ 180.3**	**$ (15.6)**	**$ (0.31)**
1st Quarter	180.7	(19.1)	(0.44)
2007			
4th Quarter(1)	186.3	(20.4)	(0.69)
3rd Quarter(1)	172.3	24.7	0.84
2nd Quarter(1)	181.7	(37.6)	(1.28)
1st Quarter(1)	174.4	(9.9)	(0.34)
2006			
4th Quarter	187.2	(11.0)	(0.40)
3rd Quarter	185.1	(6.1)	(0.21)

(1) Prior year quarters' EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policy".

FINANCIAL RESULTS

Net sales for the second quarter of 2008 were $180.3 million, which were essentially flat compared to net sales of $180.7 million in the first quarter of 2008.

Loss for the second quarter of 2008 was $15.6 million compared to a loss of $19.1 million in the first quarter of 2008. This $3.5 million improvement was a result of improved paper and pulp pricing and improved energy usage partially offset by higher oil and chemical pricing and higher income tax expense.

Net sales for the second quarter decreased by $1.4 million compared to net sales of $181.7 million in the second quarter of 2007. The decrease was due to lower lumber shipments as a result of market conditions which were partially offset by improved paper and pulp pricing.

The second quarter of 2008 loss of $15.6 million was an improvement of $22.0 million compared to the loss of $37.6 million in the second quarter of 2007 which included a $10.0 million pre-tax charge related to a planned maintenance outage and a $12.8 million restructuring charge at East Papers. Improved paper and pulp pricing and improved energy usage were essentially offset by higher oil and chemical pricing and higher income tax expense.

In the second quarter, Fraser Papers generated an EBITDA loss of $6.2 million, an improvement of $5.7 million from the first quarter of 2008 EBITDA loss of $11.9 million. This $5.7 million improvement was a result of improved paper, pulp and lumber pricing, improved productivity and energy usage partially offset by higher oil, chemical and fibre pricing.

Realized paper prices improved by $10 per ton compared to the first quarter as markets improved in all products except commodity groundwood. Prices for Fraser Papers' northern bleached hardwood kraft pulp ("NBHK") increased by $29 per tonne due to improved market conditions. Lumber prices also improved by $20 per Mfbm during the quarter recapturing the decline from the first quarter. The benefit of these price increases was partly offset by cost pressures in all of our operations as the combined effect of higher fibre, energy and chemical costs resulted in an estimated $2.6 million increase in costs, as compared to the first quarter of 2008. (See discussion in "Operating Results")

Depreciation expense was $7.7 million in the quarter, as compared to $8.0 million in the comparable period in 2007.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2 million, a decrease in inventories of $0.7 million, an increase in future income taxes liabilities of $0.4 million and a decrease in opening deficit as at January 1, 2007 of $2.1 million. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a reduction in the consolidated loss of $1.0 million and $0.2 million for 2008 and 2007 respectively compared to if the Company had not changed its policy.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended			Six months ended	
US$MILLIONS	**Jun 28 2008**	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Cash flow from operating activities before changes in working capital	**(11.7)**	(13.3)	(21.0)	**(25.0)**	(28.2)
Cash flow from operating activities after changes in working capital	**3.3**	(11.5)	19.1	**(8.2)**	(7.1)
Total working capital	**101.2**	116.7	114.3	**101.2**	114.3
Net capital investments	**4.0**	3.4	10.1	**7.4**	13.7
Net debt	**41.2**	41.1	74.9	**41.2**	74.9
Net debt to net debt plus equity	**11%**	11%	21%	**11%**	21%
Maximum revolving credit facility	**115.0**	90.0	90.0	**115.0**	90.0
Revolving credit facility utilized	**79.2**	77.9	54.2	**79.2**	54.2

Operating Cash Flows

During the quarter, cash flow from operations before changes in working capital was an outflow of $11.7 million compared to an outflow of $21.0 million during the second quarter of 2007. The $9.3 million improvement was primarily the result of improved EBITDA during the quarter primarily due to the maintenance outage in the second quarter of 2007. Fraser Papers realized improved paper and pulp pricing, productivity and energy efficiency; however, these were offset by higher oil pricing and the strength of the Canadian dollar. Pension funding was lower in 2008 primarily due to a one-time payment in 2007.

During the quarter, cash flow from operations after changes in working capital was an inflow of $3.3 million compared to an inflow of $19.1 million during the second quarter of 2007. The $15.8 million decrease is a result of the $9.3 million improvement in cash flows from operating activities before working capital which was more than offset by the $25.1 million difference in the change in working capital balances. Total working capital in the second quarter of 2008 was reduced by $15.0 million compared to a $40.1 million reduction in 2007.

Accounts receivable were reduced in the second quarter of 2008 by $15.3 million compared to a reduction of $8.6 million in the second quarter of 2007. The $6.7 million improvement was due to an increased emphasis on collections and the reduced lumber sales due to market-related downtime. Inventory was reduced during the second quarter of 2008 by $15.3 million as log inventories built up in the first quarter at our pulp mills and two of our lumbermills were used in production. During 2007, Fraser Papers operated all four of its lumbermills and had a larger seasonal build-up in the first quarter of 2007 and subsequently a larger inventory reduction of $26.6 million in the second quarter of 2007. Accounts payable in the second quarter of 2008 decreased by $15.7 million compared to an increase of $4.9 million in the second quarter of 2007. The decrease in accounts payable was the result of fewer wood deliveries during the spring mud season compared to 2007.

For the six months ended June 28, 2008, cash flow from operations after changes in working capital was an outflow of $8.2 million compared to an outflow of $7.1 million in 2007. The $1.1 million increase in outflow is a result of lower cash generated from working capital partly offset by improved EBITDA compared to 2007 when significant maintenance costs were incurred. Total working capital in 2008 was reduced by $16.8 million compared to a $21.1 million reduction in 2007.

Accounts receivable were reduced in the first six months of 2008 by $17.6 million compared to a $26.4 million reduction in the first six months of 2007. The $8.8 million reduction from 2007 was largely due to increased emphasis on collection activities and reduced paper sales in June of 2007 as a result of the planned annual paper machine outages and paper machine market-related downtime. Inventory was reduced during the first six months of 2008 by $14.4 million compared to an increase of $7.5 million in inventory for 2007. The inventory reduction was a result of larger reductions of wood inventories during the spring mud season with very little wood remaining at the shut lumbermills. Accounts payable in the first six months of 2008 decreased by $15.2 million compared to an increase of $2.2 million in 2007. The decrease in accounts payable was the result of fewer wood deliveries during the spring mud season compared to 2007.

The Company's ability to generate positive future cash flows is dependent upon many factors, some of which are beyond our control. As such, Fraser Papers continues to focus on initiatives to reduce fixed costs, improving efficiencies and optimizing the use of raw materials. Fraser Papers has also increased the selling price for certain of its products during 2008. We believe these initiatives will position Fraser Papers to benefit when costs return to historic levels resulting in improved operating cash flows.

Investing Cash Flows

For the first six months of 2008, capital investments were $7.4 million compared to $13.7 million in 2007. For the quarter, capital investments totaled $4.0 million compared to $10.1 million in the second quarter of 2007. The large capital investments in the second quarter of 2007 were due to the planned rebuild of the recovery boiler at the Edmundston pulp facility. Investments during the second quarter of 2008 were targeted towards maintenance of property, plant and equipment.

Fraser Papers has scheduled maintenance outages at its East Papers operations in the last half of 2008. The sulphite pulp mill will be shut down for 14 days and the cogeneration facility will be shut 14 days for a major overhaul. Total capital investments for the remainder of the year, including those related to these outages, are estimated at $15.0 million. Funding for the capital expenditures will be supported primarily from the CAD$40.0 million secured loan from the province of New Brunswick. In addition, EBITDA will be negatively impacted by an estimated $9.0 million due to increased maintenance costs, machine downtime and increased fibre purchases during the pulp mill outage.

The Company has approved a $17.5 million capital investment for the modernization of our Plaster Rock, New Brunswick lumbermill which will include the installation of a biomass boiler and upgrades to the lumbermill's grading and sorting equipment. Funding for this project will be supported primarily from available liquidity sources.

Financing Cash Flows
Liquidity requirements in 2008 to fund maturing debt and negative free cash flow have been provided primarily from a rights offering in the first quarter and an increase in the Company's borrowing facility (each of which were strongly supported by the Company's largest shareholder) and CAD$10.0 million in borrowings under our recently announced New Brunswick term loan facility.

In the first quarter of 2008, the Company completed a rights offering (the "Offering") under which it granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. The Company received $59.7 million in proceeds under the Offering and repaid indebtedness, including $50.0 million in temporary financing that was due January 31, 2008.

During the second quarter, the Company increased the maximum borrowings under its revolving credit facility with its current lender from $90.0 million to $115.0 million. The term of the amended credit facility was extended to April 2011. Borrowings under the facility will continue to be secured by a first charge against accounts receivable and inventory. The increase in maximum borrowings was supported by Brookfield which has provided a guarantee for up to $25.0 million in borrowings under the facility. As security for this guarantee, Fraser Papers has provided Brookfield with a fixed charge on certain of our property, plant and equipment.

Total borrowings under the revolving credit facility at June 28, 2008 were $35.9 million. In addition, the Company had utilized $43.3 million of the facility in support of letters of credit. After giving effect to the increase in the credit facility to $115.0 million, maximum borrowings available under the amended credit facility were $35.8 million.

In June 2008, the Company entered into a term loan facility to support its investment plans in the province of New Brunswick. Maximum borrowings under the facility are CAD$40 million. The facility can be drawn any time before the due date on December 31, 2014. Quarterly repayments are required under the facility commencing no later than March 2010. Total borrowings under the term loan facility at June 28, 2008 were $9.9 million (CAD$10.0 million).

Net debt as of June 28, 2008 was $41.2 million, resulting in a net debt to net debt plus equity ratio of 11%. The Company believes that its conservative capital structure, increased borrowing capacity under the amended credit facility and possible future sources of capital provide adequate flexibility for the Company to manage seasonal cash flow activities and fund its 2008 business plans.

Seasonal Cash Flow Requirements
Quarterly results are affected by certain seasonal factors such as market demand and weather.

Market demand varies seasonally for certain products such as financial printing papers. The peak of the financial printing season is in the first and second quarters of the year. Since shipping volume during the peak financial season exceeds our production capacity in certain grades, we will build inventory prior to the financial printing season in order to supply our customer's needs. The build of financial printing paper inventory will have a negative effect on cash flows from operations after changes in working capital in the quarter of inventory build, but will have a positive effect in the quarter of inventory reduction.

Weather causes seasonal variation in certain raw materials. During spring, higher than average rainfall creates poor ground conditions in the timberlands preventing logging activities. In anticipation of this mud season each spring, Fraser Papers will build log and chip inventories to provide adequate supply of fibre until ground conditions improve. The build of inventory will have a negative affect on cash flows from operations after changes in working capital but will have a positive effect in the quarter of inventory reduction.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $6.6 million in the second quarter of 2008, a decrease of $1.5 million from the comparable period in 2007. On a year-to-date basis, funding was $11.4 million, a decrease of $3.2 million from the 2007 funding of $14.6 million. The decreased funding is primarily due to the impact of a one-time, retroactive payment of $4.2 million in the second quarter of 2007. The Company has applied for funding relief under current pension regulations in New Brunswick. If the Company is successful in its application, future funding requirements for certain pension plans could be lower.

Benefit plan expense for the quarter was $2.7 million which is comparable to the $2.8 million expense in the second quarter of 2007. Year to date benefit plan expense was $6.8 million compared to the $5.4 million expense in 2007. The increase is due to a settlement expense of $1.3 million related to the partial wind-up of a pension plan related to the sale of our timberlands in 2006.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of June 28, 2008:

US$MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	**$ 45.8**	$ —	$ 35.9	$ 9.9	$ —
Operating leases	**0.5**	0.3	0.2	—	—
Purchase obligations	**11.8**	11.8	—	—	—
Total contractual obligations	**$ 58.1**	$ 12.1	$ 36.1	$ 9.9	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy.

Brookfield has provided a guarantee to Fraser Papers' lenders in support of our credit facility. The maximum amount of the guarantee is $25.0 million. The Company agreed to pay Brookfield a guarantee fee equal to an annualized rate of 2% of the maximum amount of the guarantee. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to our lenders. As security, we have provided Brookfield with a fixed charge on certain of our property, plant and equipment.

Norbord Inc. (the former parent company of Fraser Papers) has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At June 28, 2008, the maximum potential amount of the obligations guaranteed was estimated to be $3.2 million. These guarantees have not been included in the table above.

HEDGING ACTIVITIES

From time to time, the Company will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of June 28, 2008, the Company had $42.7 million in net forward foreign exchange contracts outstanding as a hedge against future net Canadian dollar cash flows. These contracts have varying maturity dates in 2008. During the quarter, the Company realized $0.8 million of gains related to foreign exchange contracts. At June 28, 2008, the unrealized gains on outstanding contracts amounted to $0.5 million. After giving effect to the gains on these hedges, the average realized exchange rate during the quarter was C$1.00 = US$0.98 compared to published average rate of C$1.00 = US$0.99.

As of June 28, 2008, the Company had $29.7 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities. During the quarter, the Company realized $0.1 million of losses on these contracts and at June 28, 2008, the unrealized losses on these contracts amounted to $0.1 million.

Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the consolidated statements of operations and Deficit, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in consolidated statements of other comprehensive income until such time that the Canadian dollar-denominated cash flows being hedged are realized.

As of June 28, 2008, the Company had entered into lumber futures contracts representing 1.7 million board feet of lumber. These contracts mature in the third quarter and are highly effective at mitigating the impact of lumber prices. No amounts have been recorded in the consolidated financial statements and no unrealized gains or losses have been recognized in other comprehensive income.

OPERATING RESULTS

Fraser Papers operates one business segment comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four lumbermills.

Products include paper (including specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel), as well as hardwood pulp and softwood lumber.

Paper Operations

We own and operate a paper mill in Gorham, New Hampshire and an integrated pulp and paper facility in Edmundston, New Brunswick / Madawaska, Maine (East Papers).

	Three months ended			Six months ended	
	Jun 28 2008	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Sales (US$millions)	**147.8**	148.6	138.9	**296.4**	280.8
EBITDA (US$millions)[3]	**(4.0)**	(6.8)	(11.9)	**(10.8)**	(8.7)
EBITDA ($ per ton)	**(27)**	(45)	(79)	**(36)**	(29)
EBITDA margin[1]	**(3%)**	(5%)	(9%)	**(4%)**	(3%)
Shipments (000 tons)					
Specialty packaging	**21**	23	19	**44**	37
Specialty printing	**54**	51	56	**105**	125
Commodity freesheet papers	**12**	18	22	**30**	33
Specialty high-bright groundwood	**40**	33	23	**73**	48
Commodity groundwood	**12**	17	21	**29**	38
Towel	**10**	10	9	**20**	18
	149	152	150	**301**	299
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,177**	1,173	1,151	**1,175**	1,156
Specialty printing	**1,028**	1,027	986	**1,028**	986
Commodity freesheet papers	**927**	867	848	**891**	853
Specialty high-bright groundwood	**869**	864	875	**867**	873
Commodity groundwood	**829**	843	687	**837**	716
Towel	**879**	841	788	**860**	780
Weighted Average ($ per ton)	**972**	962	916	**967**	927
Average Cash Operating Cost ($ per ton)	**983**	1,003	991	**993**	946
Reference Prices ($ per ton)[2]					
50# offset rolls	**902**	860	828	**881**	828
22.1# white directory	**745**	745	765	**745**	765

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").
(3) Prior year's quarterly EBITDA adjusted for accounting change related to inventory. See "Changes in Accounting Policies".

Market conditions were steady for most specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 5% or $42 per ton over the previous quarter and 9% or $74 per ton over the same quarter in 2007. We realized similar revenue increases in our commodity freesheet papers products.

Fraser Papers' strategy is to target market segments where we can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight specialty freesheet and groundwood papers. In the second quarter of 2008, Fraser Papers had approximately 85% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty packaging or printing segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes decreased by 2,000 tons compared to the first quarter of 2008 due to the seasonal slowdown of the pet food packaging business. Specialty packaging pricing in the second quarter of 2008 increased by $4 per ton compared to the first quarter of 2008.

Specialty printing papers include uncoated freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers shipment volumes increased by 3,000 tons compared to the first quarter of 2008 due to the peak financial printing season. On a year-to-date basis, specialty printing volume was 105,000 tons which is a decrease from 2007 shipments of 125,000 tons. The decrease is attributable to certain uncoated freesheet applications switching to lower cost groundwood containing papers and the permanent shutdown of two paper machines. Fraser Papers' technical capabilities to have both a freesheet and a groundwood product offering from the same facility have allowed us to assist our customer base in this transition.

In the second quarter, the volume for commodity freesheet decreased 6,000 tons from the first quarter of 2008 as machine capacities were focussed on specialty printing grades. Fraser Papers continues to narrow its focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood papers include products that are used for financial printing and other applications where high performance and superior print quality are required. Compared to the first quarter of 2008, Fraser Papers' shipments of specialty groundwood products increased 7,000 tons and average revenue realized increased $5 per ton. On a year-to-date basis, specialty high-bright groundwood shipments were 73,000 tons which is an increase from 2007 shipments of 48,000 tons. These increases are indicative of certain applications migrating from freesheet products to high-bright groundwood products and new product applications.

Compared with the first quarter of 2008, Fraser Papers' shipments of commodity groundwood products decreased 5,000 tons as we increased the volumes of specialty high-bright groundwood grades.

Three months ended June 28, 2008 compared to three months ended March 29, 2008

The paper operations generated negative EBITDA of $4.0 million in the second quarter on sales of $147.8 million. This compares to a negative EBITDA of $6.8 million in the first quarter of 2008 on sales of $148.6 million. Selling prices improved by $10 per ton as the Company realized the full effect of price increase announcements from the first quarter. Additionally, the paper operations realized the positive effects of improved energy usage and higher internal pulp production levels which served to offset the impact of increased costs for fibre and energy.

Shipments decreased by 2% during the quarter due to the indefinite closure of a paper machine in Gorham, New Hampshire and the related reduction in commodity freesheet sales.

Three months ended June 28, 2008 compared to three months ended June 30, 2007

The paper operations generated negative EBITDA of $4.0 million in the second quarter on sales of $147.8 million. This compares to negative EBITDA of $11.9 million in the second quarter of 2007 on sales of $138.9 million. The second quarter of 2007 includes $10.0 million for a major planned maintenance outage which resulted in an adjusted negative EBITDA of $1.9 million. Higher selling prices contributed to improved sales; however, these improvements were more than offset by increased costs for fibre, energy, and the effect of the stronger Canadian dollar. The Canadian dollar realized in the second quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.90 in the second quarter of 2007.

Shipments decreased by 1% during the quarter due to the permanent closure of two paper machines in Madawaska, Maine and the indefinite closure of two paper machines in Gorham, New Hampshire.

Six months ended June 28, 2008 compared to six months ended June 30, 2007

Year to date, the paper operations had negative EBITDA of $10.8 million on sales of $296.4 million. This compares to negative EBITDA of $8.7 million year to date in 2007 on sales of $280.8 million. Adjusting for the major outages in 2007 of $10.1 million, the paper operations generated EBITDA of $1.4 million in 2007. The $12.2 million decrease in adjusted EBITDA was due to increased fibre, chemical and energy prices of $20.9 million and the strength of the Canadian dollar of $11.1 million, partly offset by higher mill net realizations and margin improvements.

Shipments increased by 1% in 2008 compared to last year due to growth in our specialty packaging business related to penetration in consumer packaging and the growth in high-bright groundwood applications as a substitute for freesheet.

Pulp Operations

We own and operate a NBHK market pulp mill in Thurso, Quebec.

	Three months ended			**Six months ended**	
	Jun 28 2008	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Sales (US$millions)	**21.9**	21.7	18.7	**43.6**	31.0
EBITDA (US$millions)	**1.0**	(0.9)	0.2	**0.1**	1.8
Pulp EBITDA ($ per tonne)	**17**	(15)	3	**1**	16
EBITDA Margin[(1)]	**5%**	(4%)	1%	**0%**	6%
Shipments (000 tonnes)[(2)]	**59**	62	61	**121**	116
Average Revenue Realized ($ per tonne)[(2)]	**623**	594	538	**608**	541
Average Cash Operating Costs ($ per tonne)	**591**	595	530	**593**	514
Reference Price ($ per tonne)[(3)]					
NBHK market pulp	**816**	797	698	**806**	693

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales.
(3) Reference prices are from RISI's Pulp and Paper Weekly.

Market conditions continued to improve in the NBHK pulp market with average benchmark pricing rising by 2%, or $19 per tonne over the first quarter of 2008 to $816 per tonne. This is an improvement of 17% or $118 per tonne compared to the second quarter of 2007 in the average benchmark price.

Fraser Papers directs a portion of its market pulp for internal use. We also purchase pulp from third parties to supplement internal production. With improved internal pulp production in the second quarter, net pulp sales amounted to 9,000 tonnes in the quarter.

Three months ended June 28, 2008 compared to three months ended March 29, 2008

The pulp operations generated EBITDA of $1.0 million in the second quarter of 2008 on sales of $21.9 million. This was a $1.9 million EBITDA improvement from the previous quarter when the pulp operations generated negative EBITDA of $0.9 million on $21.7 million of sales. The improvement was due to increased revenue realizations and lower energy costs due in part to the installation of the heat recovery system early in the quarter.

Three months ended June 28, 2008 compared to three months ended June 30, 2007

The pulp operations generated EBITDA of $1.0 million in the second quarter of 2008 on sales of $21.9 million. This was a $0.8 million increase in EBITDA from the previous year's quarter when the pulp operations generated EBITDA of $0.2 million on $18.7 million of sales. The $0.8 million increase was primarily due to improved market conditions with a realized revenue increase of 16% offset by the stronger Canadian dollar. The Canadian dollar realized in the second quarter of 2008 was US$0.98 (after giving effect to the Company's hedging program) compared to the realized US$0.90 in the second quarter of 2007.

Shipments decreased by 3% in the second quarter of 2008 compared to the second quarter of 2007 due to additional pulp shipped to Madawaska in the second quarter of 2007 in preparation for the Edmundston pulp mill outage.

Six months ended June 28, 2008 compared to six months ended June 30, 2007

The pulp operations generated EBITDA of $0.1 million in 2008 on sales of $43.6 million. This compares to the previous year's EBITDA of $1.8 million on sales of $31.0 million. The revenue increase of $12.6 million is due to improved market conditions and the effect of building pulp inventory in 2007 in preparation for the Edmundston pulp mill outage. The EBITDA decrease of $1.7 million is primarily due to cash costs increasing 15% to $593 per tonne compared to $514 per tonne in 2007 due to increased oil pricing and the strength of the Canadian dollar offset partially by improved market conditions with realized revenues increasing 12% or $67 per tonne over 2007.

Shipments improved primarily from improved throughput by 4% in 2008, compared to 2007.

Lumber Operations
Our lumber operations are comprised of four lumbermills located in Plaster Rock, New Brunswick; Juniper, New Brunswick; Ashland, Maine; and Masardis, Maine.

	Three months ended			**Six months ended**	
	Jun 28 2008	Mar 29 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Sales (US$millions)	**10.6**	10.4	24.1	**21.0**	44.3
EBITDA (US$millions)	**(3.2)**	(4.2)	(5.8)	**(7.4)**	(12.6)
EBITDA ($ per Mfbm)	**(80)**	(98)	(64)	**(89)**	(78)
EBITDA Margin[(2)]	**(30%)**	(40%)	(24%)	**(35%)**	(28%)
Shipments (MMfbm)	**40**	43	91	**83**	162
Average Revenue Realized ($ per Mfbm)	**262**	242	263	**252**	273
Average Cash Operating Cost ($ per Mfbm)	**284**	299	326	**292**	348
Reference Price ($ per Mfbm)[(1)]					
Boston SPF 2X4 #2&Btr	**298**	284	326	**291**	327

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.

Market conditions were weak for our lumber operations due primarily to the continued softness in U.S. housing activity where annual construction starts have fallen from their peak of an annualized 2.3 million in January 2006 to an annualized 1.1 million in June 2008; a 52% decline. Average benchmark lumber prices (Eastern Boston SPF 2X4) increased 5% or $14 per Mfbm from the first quarter recovering slightly from the first quarter. Consequently, Fraser Papers' net revenue realized increased 8% compared to the first quarter.

In the second quarter, we took market-related downtime for thirteen weeks at each of the Ashland and Juniper lumbermills and seven weeks at the Plaster Rock lumbermill. In the third quarter of 2007, Fraser Papers entered into an agreement to secure alternative woodchips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper lumbermill for up to eleven months. We are currently evaluating various operating scenarios for the Canadian lumbermills for the second half of 2008.

Three months ended June 28, 2008 compared to three months ended March 29, 2008

The lumber operations generated negative EBITDA of $3.2 million in the second quarter of 2008 on sales of $10.6 million. This compares to negative EBITDA in the first quarter of 2008 of $4.2 million on sales of $10.4 million. EBITDA improved by $1.0 million over the first quarter as revenues improved by 8% or $20 per Mfbm.

Shipments in the second quarter of 2008 were lower by 3 MMfbm than the first quarter of 2008 as a result of the Ashland lumbermill market-related downtime.

Three months ended June 28, 2008 compared to three months ended June 30, 2007

The lumber operations generated negative EBITDA of $3.2 million in the second quarter of 2008 on sales of $10.6 million. This compares to negative EBITDA in the second quarter of 2007 of $5.8 million on sales of $24.1 million. EBITDA improved by $2.6 million over the second quarter of 2007 due to lower fixed costs as a result of market-related downtime taken during the quarter.

Shipments in the second quarter of 2008 were lower by 51 MMfbm than the second quarter of 2007 as a result of downtime at the Maine and New Brunswick lumbermills.

Six months ended June 28, 2008 compared to six months ended June 30, 2007

The lumber operations generated negative EBITDA of $7.4 million in 2008 on sales of $21.0 million. This compared to negative EBITDA of $12.6 million in 2007 on sales of $44.3 million. Weak market conditions (with benchmark prices reduced by 11%) and lower selling prices continued; however, cash costs have been reduced by $56 per Mfbm due to market-related downtime.

Shipments declined by 49% in 2008, compared to 2007, due to market-related downtime.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the June 28, 2008 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2007, except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines in 2007 and the related impairment are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as those disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2007.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, future investment in our operations, anticipated growth in target markets and profit margins, strategic focus with respect to product development, manufacturing capabilities, operating performance, energy reduction and sourcing economical inputs, expectations and estimations of future market conditions, including housing starts and home inventories, reduced oil consumption resulting from energy-reduction initiatives, components, total cost and source of funding for the lumbermill modernization, evolving criteria and demand for certain paper grades, seasonal inventory build-up, reduction and the impact on financial results, future pension funding requirements, hedging activities, the Company's liquidity position, maximum possible amounts under certain guarantees, and the expected impact of specific events on financial results in future quarters.

Forward-looking information typically contains statements with words such as "continue", "ongoing", "grow", "achieve", "maintain", "will", "look", "future", "target", "can", "seek", "feel", "estimate", "plan", "when", "believe", "result", "possible", "could", "towards", "begin", "likely", "impact", "pursue", "anticipate", "remain", or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as the Annual Report and other filings with Canadian securities regulatory authorities. Fraser Papers cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Fraser Papers' views and the actual outcome is uncertain.

OUTLOOK

While slowing economic activity in North America is impacting demand for certain paper products, continued capacity rationalization across the industry is resulting in a relatively balanced relationship between supply and demand. In addition to price increases achieved in the first half of 2008, we have informed our customers of price increases averaging 6% across most grades, to be implemented in the last half of the year. In addition, Fraser Papers has implemented a new freight policy to manage sharply rising transportation costs.

The specialty paper markets that Fraser Papers serves will continue to demand more cost effective, recyclable, environmentally friendly print and packaging alternatives. We continue to pursue growth in high-bright groundwood papers where our customers are seeking a high performing product at better value. Growth in packaging products is also an area of focus with opportunities in lightweight coated and uncoated grades.

The market for northern bleached hardwood kraft pulp produced at our Thurso pulp mill remains healthy. Global demand for hardwood kraft remains strong in Asia and Europe. Summer closures of paper machines in Europe are expected to slow demand seasonally. While no new capacity is anticipated in the near term, weaker global demand could contribute to softer markets.

Despite a modest improvement in lumber prices during the third quarter, housing starts remain well below their peak levels and meaningful demand improvement is not expected before next year. Significant home inventories in the U.S. are expected to keep new home building and demand for lumber at low levels. Fraser Papers will continue evaluating opportunities to secure low cost woodchips for its paper operations in weak lumber markets.

Fraser Papers has scheduled maintenance outages at its East Papers operations in the last half of the year. The sulphite pulp mill will be shut down for 14 days in late August. The cogeneration facility will be shut 14 days in September and October for a major overhaul. All paper machines will be shut for four days in August. The Company will also reduce paper production in certain grades to balance its pulp and steam demands during the outages. Total capital investments for the remainder of the year, including those related to the outages, are estimated at $15.0 million. In addition, EBITDA will be negatively impacted by an estimated $9.0 million due to increased maintenance costs, machine downtime and increased fibre purchases during the pulp mill and cogeneration facility outages.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of Fraser Papers' operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$MILLIONS	Three months ended Jun 28 2008	Mar 29 2008	Jun 30 2007	Six months ended Jun 28 2008	Jun 30 2007
Loss	**$ (15.6)**	$ (19.1)	$ (37.6)	**$ (34.7)**	$ (47.5)
Add: Interest expense, net	**0.7**	0.7	2.0	**1.4**	3.3
Less: Income tax (recovery)/expense	**1.0**	(0.9)	(2.0)	**0.1**	(2.7)
Add: Restructuring charges	**—**	—	12.8	**—**	12.8
Add: Other	**—**	—	(0.7)	**—**	(1.3)
Add: Depreciation	**7.7**	7.4	8.0	**15.1**	15.9
EBITDA	**$ (6.2)**	$ (11.9)	$ (17.5)	**$ (18.1)**	$ (19.5)

NET DEBT

US$MILLIONS	As at Jun 28 2008	Dec 31 2007
Long-term debt	**$ 45.2**	$ —
Less: Cash and short term-notes	**(4.0)**	—
Add: Bank indebtedness	**—**	4.3
Add: Borrowings under credit facility	**—**	81.6
NET DEBT	**$ 41.2**	$ 85.9

NET DEBT TO NET DEBT PLUS EQUITY

US$MILLIONS	As at Jun 28 2008	Dec 31 2007
Net debt	**$ 41.2**	$ 85.9
Add: Shareholders' equity	**318.7**	292.9
Net debt plus equity	**359.9**	378.8
Net debt	**$ 41.2**	$ 85.9
Divided by: Net debt plus equity	**359.9**	378.8
NET DEBT TO NET DEBT PLUS EQUITY	**11%**	23%

CASH COST

US$MILLIONS	Three months ended Jun 28 2008	Mar 29 2008	Jun 30 2007	Six months ended Jun 28 2008	Jun 30 2007
Net sales	**$ 180.3**	$ 180.7	$ 181.7	**$ 361.0**	$ 356.1
Less: EBITDA	**6.2**	11.9	17.5	**18.1**	19.5
CASH COST	**$ 186.5**	$ 192.6	$ 199.2	**$ 379.1**	$ 375.6

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
JUNE 28, 2008

(unaudited)

US$MILLIONS	As at Jun 28, 2008	As at Dec 31, 2007
Assets		
Current assets:		
Cash	**$ 4.0**	$ —
Accounts receivable	**80.8**	99.1
Inventory	**109.8**	124.2
Future income taxes	**0.5**	0.2
	195.1	223.5
Property, plant and equipment	**258.3**	266.2
Other assets	**59.0**	56.5
	$ 512.4	$ 546.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	**$ —**	$ 4.3
Accounts payable and accrued liabilities	**89.4**	106.4
Current debt *(note 4)*	**—**	81.6
	89.4	192.3
Long-term debt *(note 4)*	**45.2**	—
Other liabilities	**54.7**	56.1
Future income taxes	**4.4**	4.9
Shareholders' equity *(note 7)*	**318.7**	292.9
	$ 512.4	$ 546.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
JUNE 28, 2008

(unaudited)

US$MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Six Months Ended	
	Jun 28 2008	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Net sales	**$ 180.3**	$ 181.7	**$ 361.0**	$ 356.1
Cost of goods sold	**180.6**	192.8	**366.2**	364.9
Selling, general and administration costs *(note 5)*	**5.9**	6.4	**12.9**	10.7
Loss before the following:	**$ (6.2)**	$ (17.5)	**$ (18.1)**	$ (19.5)
Restructuring charges *(note 12)*	**—**	(12.8)	**—**	(12.8)
Other	**—**	0.7	**—**	1.3
Interest income	**0.1**	—	**0.3**	0.3
Interest expense	**(0.8)**	(2.0)	**(1.7)**	(3.6)
Loss before depreciation and income taxes	**(6.9)**	(31.6)	**(19.5)**	(34.3)
Depreciation	**(7.7)**	(8.0)	**(15.1)**	(15.9)
Income tax recovery (expense) *(note 6)*	**(1.0)**	2.0	**(0.1)**	2.7
Loss	**$ (15.6)**	$ (37.6)	**$ (34.7)**	$ (47.5)
Loss per share (basic and fully diluted)	**$ (0.31)**	$ (1.28)	**$ (0.74)**	$ (1.62)
Weighted average number of shares (thousands)	***50,167***	*29,510*	***46,724***	*29,510*
Deficit				
Balance, beginning of period	**$(222.1)**	$(169.8)	**$(203.0)**	$(162.0)
Change in accounting policy *(note 2)*	**—**	—	**—**	2.1
Loss	**(15.6)**	(37.6)	**(34.7)**	(47.5)
Balance, end of period	**$(237.7)**	$(207.4)	**$(237.7)**	$(207.4)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
JUNE 28, 2008

(unaudited)

	Three Months Ended		Six Months Ended	
US$MILLIONS	**Jun 28 2008**	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Loss	**$ (15.6)**	$ (37.6)	**$ (34.7)**	$ (47.5)
Changes in unrealized net gains on cash flow hedges	**0.1**	0.9	**0.1**	1.3
Changes in unrealized net gains (losses) on lumber hedges	**—**	(0.1)	**—**	0.2
Tax impact of above	**—**	(0.3)	**—**	(0.5)
Other comprehensive income	**0.1**	0.5	**0.1**	1.0
Comprehensive loss	**$ (15.5)**	$ (37.1)	**$ (34.6)**	$ (46.5)
Accumulated other comprehensive income				
Balance, beginning of period	**0.2**	0.3	**0.2**	—
Transition adjustment	**—**	—	**—**	(0.2)
Other comprehensive income for the period	**0.1**	0.5	**0.1**	1.0
Balance, end of period	**$ 0.3**	$ 0.8	**$ 0.3**	$ 0.8

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
JUNE 28, 2008

(unaudited)

	Three Months Ended		Six Months Ended	
US$MILLIONS	**Jun 28 2008**	Jun 30 2007	**Jun 28 2008**	Jun 30 2007
Cash provided by (used for):				
Operating Activities				
Loss	**$ (15.6)**	$ (37.6)	**$ (34.7)**	$ (47.5)
Items not affecting cash:				
Depreciation	**7.7**	8.0	**15.1**	15.9
Future income taxes *(note 6)*	**0.8**	(2.3)	**(0.2)**	(3.4)
Restructuring charges *(note 12)*	**—**	12.8	**—**	12.8
Employment benefit plan expense *(note 5)*	**2.7**	2.8	**6.8**	5.4
Other items	**(0.7)**	3.4	**(0.6)**	3.2
Employment benefit plan funding *(note 5)*	**(6.6)**	(8.1)	**(11.4)**	(14.6)
	(11.7)	(21.0)	**(25.0)**	(28.2)
Net change in non-cash working capital balances	**15.0**	40.1	**16.8**	21.1
	3.3	19.1	**(8.2)**	(7.1)
Investing Activities				
Net capital investments	**(4.0)**	(10.1)	**(7.4)**	(13.7)
	(4.0)	(10.1)	**(7.4)**	(13.7)
Financing Activities				
Proceeds from rights offering *(note 7)*	**—**	—	**59.7**	—
Repayment of long-term debt *(note 4)*	**—**	—	**(50.0)**	—
Borrowing under term loan *(note 4)*	**9.9**	—	**9.9**	—
Net borrowings under revolving credit facility	**1.1**	(0.5)	**4.3**	11.5
	11.0	(0.5)	**23.9**	11.5
Increase (decrease) in cash and cash equivalents	**$ 10.3**	$ 8.5	**$ 8.3**	$ (9.3)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$MILLIONS, EXCEPT PER SHARE AMOUNTS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2007, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2007. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2008, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments – Disclosure* and *Section 3863, Financial Instruments – Presentation.*

Inventories
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to inventories. Under the new recommendations, spare parts inventory which has a useful life of more than one year must be classified as a long-lived asset and amortized over its estimated useful life. Previously, Fraser Papers classified certain of these spare parts as inventory and charged them to operations when put in use. The change in policy has been applied retroactively. As a result the Company has reversed certain amounts charged to operations prior to January 1, 2007 and reclassified certain inventory items to property, plant and equipment on the consolidated balance sheets. These adjustments resulted in an increase to property, plant and equipment of $3.2, a decrease in inventories of $0.7, an increase in future income taxes liabilities of $0.4 and a decrease in opening deficit as at January 1, 2007 of $2.1. In addition, the Company has restated its 2007 results of operations in order to reflect this change in policy. These adjustments resulted in a decrease in the consolidated loss of $1.0 on $0.02 per share (2007 – $0.2 or nil per share), compared to if the Company had not changed its policy. Additional disclosures required by the new recommendations are provided in *note 3*.

Financial Instruments
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about financial instruments and risk management. These disclosures have been described in *note 8*.

Capital Disclosures
On January 1, 2008, Fraser Papers adopted new accounting recommendations of the CICA related to disclosing information about how an entity manages its capital. These disclosures have been described in *note 9*.

Note 3. Inventory

During the quarter, Fraser Papers recorded a charge of $7.3 (2007 – $6.5) in the consolidated statement of operations to reduce the carrying value of certain of its inventories to lower of original cost or net realizable value. No reversals of prior charges were recorded in first quarter of 2007 or 2008.

Note 4. Long-term Debt

In January 2008, the Company completed a rights offering to its shareholders (the "Offering") *(note 7)* under which it received net proceeds of $59.7. The proceeds were used to repay outstanding indebtedness including $50.0 in temporary financing, which was due January 31, 2008.

In April 2008, the Company amended its existing revolving credit facility to extend the term of the facility and increase the maximum borrowings under the facility to $115.0. The amended facility bears interest at market rates and is due in April 2011. Borrowings under the facility are secured by a first charge against accounts receivable and inventory of Fraser Papers. At June 28, 2008, $79.2 (2007 – $123.9) of the facility was utilized, $35.9 (2007 – $31.6) for operating bank loans and the balance in the form of letters of credit.

In June, 2008, the Company entered into a term loan facility with the province of New Brunswick for up to CAD$40.0. The facility bears interest at a fixed rate of 4.7% and is due December, 2014. Borrowings under the facility will be used to fund capital expenditures at the Company's operations in New Brunswick and are secured by a first charge on property, plant and equipment located in New Brunswick. Principal payments under the loan will be made in quarterly installments over the term of the loan with a lump sum payment on maturity. The first principal repayment is due no later than March, 2010. At June 28, 2008, $9.9 (CAD$10.0) had been drawn under this facility.

The effective interest rate on long-term debt was 4.6% at June 28, 2008 (2007 – 6.8%).

During the quarter and the six months ended June 28, 2008, the Company made interest payments of $0.5 and $1.4, respectively (2007 – nil and $3.0).

Note 5. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $2.7 (2007 – $2.8). For the six months ended June 28, 2008, employee benefit expenses for pensions and post retirement benefits totaled $6.8 (2007 – $5.4). In the first quarter of 2008, the Company received regulatory approval relating to a partial wind-up of pension plan obligations as a result of a disposition of timberland assets in New Brunswick in 2006 and recorded a settlement expense of $1.3 in selling, general and administrative costs.

Employee benefit plan funding amounted to $6.6 (2007 – $8.1) during the quarter and $11.4 (2007 – $14.6) for the six months ended June 28, 2007.

Note 6. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Six Months Ended*	
	June 28 2008	June 30 2007	**Jun 28 2008**	Jun 30 2007
Current tax expense	**$ (0.2)**	$ (0.3)	**$ (0.3)**	$ (0.7)
Future income tax recovery (expense)	**(0.8)**	2.3	**0.2**	3.4
Income tax recovery (expense)	**$ (1.0)**	$ 2.0	**$ (0.1)**	$ 2.7

During the quarter and for the six months ended June 28, 2008, payments of $0.2 were made for income and income-related taxes (2007 – $0.4).

Note 7. Shareholders' Equity

	As at Jun 28 2008	As at Dec 31 2007
Common shares – 50,166,789 (2007 – 29,509,876) shares outstanding	**$ 549.7**	$ 490.0
Contributed surplus	**6.4**	5.7
Accumulated other comprehensive income	**0.3**	0.2
Deficit	**(237.7)**	(203.0)
	$ 318.7	$ 292.9

Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. On January 24, 2008, the Company issued 20,656,913 shares and received net proceeds of $59.7.

During the quarter and for the six months ended June 28, 2008, Fraser Papers issued 150,000 and 1,445,000 stock options, respectively, with an exercise price between CAD$2.22 and CAD $3.10, to certain officers of the Company. These options have a 10 year life and vest evenly over five years.

Note 8. Financial Instruments and Risk Management

Foreign Currency Rate Risk

Fraser Papers holds certain assets and liabilities in Canadian dollars and incurs a significant portion of its costs in Canadian dollars. From time to time Fraser Papers enters into forward foreign exchange contracts to hedge the impact of foreign exchange rate changes on these assets, liabilities and costs. Fraser Papers does not use derivative financial instruments for speculative purposes.

As at June 28, 2008, the Company had outstanding forward foreign exchange contracts of $29.7 (2007 – $30.2), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The consolidated statements of operations for the six months ended June 28, 2008 include a realized loss of $0.7 (2007 – gain of $4.3) on matured forward foreign exchange contracts and an unrealized loss of $0.1 (2007 – gain of $0.3) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized losses or gains on the net monetary liabilities being hedged.

As at June 28, 2008, the Company had forward foreign exchange contracts of $42.7 (2007 – $42.4) as a hedge of anticipated future Canadian dollar cash outflows. These contracts have varying maturity dates in 2008. The consolidated statements of operations for the six months ended June 28, 2008 include a realized gain of $2.4 (2007 – $0.7) on matured forward foreign exchange contracts. An unrealized gain of $0.5 (2007 – $1.0) is recorded in other comprehensive income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Credit Risk

Fraser Papers does not have a trade receivable balance larger than $5.0 from any individual customer as at June 28, 2008 (2007 – $8.0). The Company reviews a customer's credit rating before extending or increasing credit and conducts regular reviews of existing customers' credit performance. No amounts related to bad debts were expensed in 2008 or 2007. The allowance for doubtful accounts as at June 28, 2008 was $0.2 (2007 – $0.2).

Sensitivity Information

Fluctuations in market prices expose the Company to potential negative effects from market risk, which is composed of changes in currency exchange rates (currency risk), changes in interest rates (interest rate risk) and changes in the selling prices of the Company's products (price risk).

Currency Risk

With production facilities in Canada, a significant portion of the Company's operating costs are sourced in Canadian dollars. For the six months ended June 28, 2008, a one cent change in the foreign exchange rate would have impacted pre-tax loss, before the impact of the Company's hedging program, by $1.8.

Interest Rate Risk

Interest rates on the Company's borrowings are subject to change and could affect the profitability of the Company. The Company currently manages its interest rate risk by maintaining two borrowing facilities to support its liquidity requirements. One of these facilities attracts interest at a fixed rate of 4.7% while the other attracts interest at floating rates. Interest rate swaps are an available alternative to further reduce the Company's exposure to fluctuations in interest rates. For the six month period ended June 28, 2008, a 100 basis point change in market interest rates would have impacted pre-tax loss by $0.2.

Price Risk

Markets for some of Fraser Papers' products are highly cyclical in nature. From time to time, Fraser Papers enters into commodity futures contracts which serve to hedge a portion of Fraser Papers' future sales against changes in the selling price for these products. Fraser Papers does not use derivative financial instruments for speculative purposes.

The Company is exposed to variability in commodity prices on the sale of its paper, pulp and lumber products. A $25/tonne change in the value received on the sale of paper products, would have impacted pre-tax loss for the six month period ended June 28, 2008, by $7.5. A $25/tonne change in pulp prices would have affected pre-tax loss for the six month period ended June 28, 2008, by $0.4. For the six months ended June 28, 2008, pre-tax loss would have been impacted by $2.1 with a change in lumber prices of $25/Mbfm. The Company has used pulp and lumber hedges in the past to limit its exposure to variability in pricing and will consider use of these derivatives when appropriate.

For the six months ended June 28, 2008, Fraser Papers had entered into lumber futures contracts representing 1.7 million board feet of lumber (2007 – nil). These contracts mature in the third quarter and are highly effective at mitigating the impact of changing lumber prices. Accordingly, no amount has been reported in the consolidated statements of operations (2007 – nil). No unrealized gains or losses were recognized in other comprehensive income during the quarter or for the six months ended June 28, 2008 (2007 – loss of $0.1 and gain of $0.2, respectively).

Note 9. Capital Management

The Company maintains a conservative net debt to net debt plus equity ratio while maintaining adequate liquidity to achieve its business plans. Fraser Papers manages the term of its debt in consideration of the expected life of its net assets. As such, shareholders' equity is maintained at amounts in excess of the carrying value of property, plant and equipment. The Company's current net debt to net debt plus equity ratio is 11%. In order to maintain or adjust the capital structure, the Company has a number of alternatives, subject to certain approvals including, issue additional shares, buy its own shares on the market, return capital to shareholders, issue debt or repay debt.

The Company monitors capital on the basis of the net debt to net debt plus equity ratio. Net debt is bank indebtedness plus long-term debt, less cash and cash equivalents. Equity comprises all components of shareholders' equity.

Note 10. Commitments and Contingencies

Brookfield Asset Management Inc. (together with its affiliates "Brookfield") has provided a guarantee to the lenders of the Company in support of its credit facility. The maximum amount of the guarantee is $25.0. Fraser Papers has provided Brookfield with a guarantee that it will repay Brookfield any amounts paid by Brookfield to Fraser Papers' lenders. The guarantee is secured by a fixed charge on certain of Fraser Papers' property, plant and equipment.

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $3.2.

Note 11. Related Party Transactions

Brookfield is a related party by virtue of owning a controlling equity interest in the Company. Acadian is a related party by virtue of Brookfield's equity holdings in Acadian. All related party transactions are recorded at the exchange amount.

During the quarter and the six months, Fraser Papers purchased approximately $1.2 and $2.6, respectively (2007 – $1.5 and $3.1) of electricity for its Gorham paper mill, from Brookfield. Included in accounts payable and accrued liabilities is $0.8 (2007 – $0.5) related to these purchases.

Fraser Papers has invested in units of Katahdin Paper Company LLC ("Katahdin"), an indirectly, wholly owned subsidiary of Brookfield. The units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.3 (2007 – $2.1). The investment is accounted for using the cost method and is included in other assets.

During the quarter and the six months, Fraser Papers earned a management fee of $2.1 and $4.2 (2007 – $1.8 and $3.6) from Katahdin. Included in accounts receivable is $0.7 (2007 – $2.5) due from Katahdin.

During the quarter and the six months, Fraser Papers sold $0.4 and $0.9 (2007 – $0.9 and $2.2) of goods and services to Katahdin. Included in accounts receivable is $0.4 (2006 – $0.8) related to these sales.

Fraser Papers has entered into 20 year fibre supply agreements with Acadian. During the quarter and the six months, purchases of fibre from Acadian amounted to $1.4 and $8.8, respectively (2007 – $3.1 and $14.8). Included in accounts payable and accrued liabilities is $0.7 (2007 – $1.0) related to these purchases. In addition the Company's prior equity interest in Acadian generated distributions of $1.3 for the six months ended June 30, 2007.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $200.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At June 28, 2008, the Company had entered into forward foreign exchange contracts of $29.7 (2007 –$30.2) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $39.0 (2007 – $35.2) as a hedge of anticipated future Canadian dollar cash outflows, under this facility.

The Company has agreed to pay a guarantee fee to Brookfield in connection with a guarantee to Fraser Papers' lenders in support of Fraser Papers' credit facility. The fee is equal to an annualized rate of 2% of the maximum amount of the guarantee of $25.0 (or $0.5 per year).

Note 12. Closure of Paper Manufacturing Capacity

During the second quarter of 2007, Fraser Papers permanently shut down two uncoated freesheet paper machines at its East Papers operation. As a result, Fraser Papers recorded a restructuring charge of $12.8 consisting of an impairment in property, plant and equipment of $9.0 and other charges of $3.8.

Note 13. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

CORPORATE INFORMATION

Corporate Office
Suite 200, 181 Bay Street
Brookfield Place, P.O. Box 762
Toronto, Ontario M5J 2T3
t: 416-359-8605
f: 416-359-8606

Transfer Agent & Registrar
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
t: 416-643-5500 or 1-800-387-0825
e: inquiries@cibcmellon.com

Media and Investor Relations
Glen McMillan
Senior Vice President and Chief Financial Officer
e. investorrelations@toronto.fraserpapers.com

Environment
William Manzer
Senior Vice President
Business Strategy and Projects
e. manzerb@fraserpapers.com

Headquarters/Sales Office
Portland Maine
t. 207-523-2350 or 1-877-237-2737

Paper sales
t. 1-800-920-9988

Pulp sales
t. 819-985-5006

SHAREHOLDER INQUIRIES

Fraser Papers welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to 416-359-8605 or 1-866-969-0061 or via email at investorrelations@toronto.fraserpapers.com.

Inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent, CIBC Mellon Trust Company, whose address appears above.

Fraser Papers is an integrated specialty paper company that produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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